Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Financial Statement

The principal components of assets and liabilities as of December 31, 2011 and 2010 are as follows:

Assets	12/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Current assets	2,462,660	3,152,116
Non-current assets	9,995,062	9,354,216

Total assets	12,457,722	12,506,332

Liabilities and Shareholders’ Equity	12/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Current liabilities	1,031,945	1,209,061
Non-current liabilities	4,395,627	4,456,696
Non –parent participation	90,543	108,381
Net equity attributable to parent company Shareholders’ equity	6,939,607	6,732,194

Total net equity and liabilities	12,457,722	12,506,332

As of December 31, 2011, total assets decreased by 0.39% or U.S.$49 million compared to December 31, 2010. This decrease is mainly attributable to a decrease -in the balance of Cash and cash equivalents compensated by an increase in Trade and other receivables, Related party receivables, Inventories, Investments in associates and Property, Plant and Equipment.

Moreover, total liabilities decreased by U.S.$238 million. This drop is mainly attributable to a decrease in the category Financial Liabilities for payments of issued bonds.

The main financial and operating ratios are as follows:

Liquidity ratios	12/31/2011	12/31/2010
Current ratio	2.39	2.61
Acid ratio	1.34	1.72

Debt indicators	12/31/2011	12/31/2010
Debt to equity ratio	0.77	0.83
Short-term debt to total debt	0.19	0.21
Long-term debt to total debt	0.81	0.79

	12/31/2011	12/31/2010
Financial expenses covered	4.94	5.33

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

Operational ratios	12/31/2011	12/31/2010
Inventory turnover	2.71	2.30
Inventory turnover (excluding biological assets)	3.82	3.41
Inventory permanence-days	132.95	156.84
Inventory permanence (excluding biological assets)	94.23	105.55

The liquidity ratio for the current period has decreased compared to the period 2010. This is due to a major proportional decrease in current assets compared to a proportional reduction in the variation of current liabilities, which in turn is explained by a decrease in the Cash and cash equivalents.

As of December 31, 2011, the short-term debt represented 19% of total liabilities compared to 21% as of December 31, 2010.

The ratio of financial expenses covered decreased from 5.33 to 4.94. This drop is mainly attributable to a lower net income in 2011 year.

b)	Analysis of the Income Statement

Profit before Income Tax

Profit before Income Tax registers a profit of U.S.$773 million in 2011 compared to U.S.$899 million in 2010, a decrease of U.S.$126 million. The change is explained by the factors described in the following table:

Item	Million U.S.$
Gross margin	(3)
Other operating income	96
Administrative expenses and Distribution costs	(183)
Other operating expenses	(41)
Financial costs	11
Others net	(6)

Net change in income before income tax	(126)

Gross Margin presents a profit of U.S.$1,466 million, a decrease of U.S.$3 million compared to last year (U.S.$1,469 million) caused by a proportional increase in Cost of sales, despite the increase in sales volumes mainly in cellulose business.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	12/31/2011 ThU.S$	12/31/2010 ThU.S$
Pulp	2,161,214	1,866,517
Sawn timber	734,889	620,816
Panels	1,289,737	1,102,360
Forestry	164,079	156,217
Other	24,576	21,474

Total revenues	4,374,495	3,767,384

Sales costs	12/31/2011 ThU.S$	12/31/2010 ThU.S$
Wood	707,655	613,536
Forestry work	588,779	470,283
Depreciation	216,967	187,208
Other costs	1,395,062	1,027,164

Total sales costs	2,908,463	2,298,191

Profitability index	12/31/2011	12/31/2010
Profitability on equity	8.95	10.60
Profitability on assets	4.97	5.86
Return on operating assets	5.23	7.04

Profitability ratios	12/31/2011	12/31/2010
Income per share (U.S.$) (1)	5.41	6.14
EBITDA (MThU.S.$)	1,307.7	1,390.5
Income after tax (ThU.S.$) (2)	620,786	700,749
Gross margin (ThU.S.$)	1,466,032	1,469,193
Financial costs (ThU.S.$)	(196,356)	(207,519)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

2. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

3. MARKET SITUATION

Pulp Division

Pulp sales reached U.S.$ 480.8 million (net of energy sales) for the fourth quarter of 2011, a decrease of 4.8% compared to the previous quarter. This decrease was mainly due to lower average prices of 19.4% partially offset by higher sales volume of 18.1%.

When compared with the U.S.$ 509.5 million (net of energy sales) reached in the same quarter of 2010, pulp sales decreased 4.2%. This decrease is mainly explained by lower average prices of 19.1% partially offset by higher sales volume of 16.6%.

During the last quarter of 2011 world pulp prices reached its lowest level of the year, and maybe the lowest of this economic downturn. The main reasons behind this decline were a lower demand in Europe and an oversupply in Asia, credit restrictions in China and a generalized uncertainty about the market. All these factors caused purchasers in the pulp markets to be more cautious and prioritize existing inventories and lower spot buy, in hopes of better upcoming prices. Paper production was stable in Asia and North America, however, in Europe there was a Sharp decline because of lack of demand.

At the end of the fourth quarter, China had an increase in demand in order to recover trader and paper manufacturer inventory levels. After a couple of months with buy restrictions and consuming inventory, paper producers commenced buying pulp at normal levels, also driven by expectations of higher price levels or expectations of pulp prices having bottomed. Some pulp producers offered big volumes that had been stocked during the previous months trying to manage the price declines, and even shifting volumes from Europe to a China, with an increasing demand. Prices of such offers were approximately US$20 to US$40 under market price, which was already at a low price level. Credit restrictions coming from the Chinese government continued during all the fourth quarter, however, in December the authorities announced a reduction in its credit restrictions. Paper inventories also declined and pressure over prices eased too. Albeit paper demand was not active, producers had a relatively positive quarter due to a decline in cost of raw materials, especially pulp, which depending on paper grades it may add up to 70% of total cost. Other Asian countries such as Korea, Taiwan and Japan had stable demand for pulp and paper, and taking advantage of low pulp prices they had an important increase in margins.

Europe had a hard quarter, without showing any signs of recovery. Paper demand continued down in almost all grades: Most producers had to cut production, stopping mills activities during days and even weeks in December. This was experienced even with tissue producers despite its growth rate in Europe. Lack of paper demand and low productions levels reduced demand for pulp, however the most negative effect for the pulp market was caused by integrated paper producers that cut paper production without stopping its pulp capacity and consequently adding additional pulp supply to the European and some Asian markets. Such situation mainly affected pine long fiber pulp, the most common pulp grade produced in that region. As opposed to the Asian market, there were no clear signs of recovery for the pulp market in Europe, being the economic uncertainty one of the main drivers.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

North America did not show any significant change, yet only towards the end of the quarter there were some signs of economic recovery but was not reflected in more demand of pulp or paper. Latin America continued with good levels of demand and prices, much higher than the rest of the markets.

Production of our mills normalized, achieving the highest production of the year during the fourth quarter, and despite adverse market conditions it was the quarter with the highest sales of the year.

Sawn Timber Division

Compared to the U.S. $191.2 million sold during the third quarter of 2011, sawn timber sales decreased by 5.6% during the fourth quarter, reaching sales of U.S. $180.6 million. This decrease was mainly due to lower average prices of 6.1%. partially offset by higher sales volume of 0.5%.

When compared with the same period of 2010, sawn timber and remanufactured wood products sales increased by 3.7% or U.S.$ 6.4 million, during the fourth quarter of 2011, mainly due to an increase in average prices of 13.3% partially offset by lower sales volume of 8.5%.

The real estate and construction markets in the United States remained at low levels during the fourth quarter of 2011. The housing starts index reached 657,000 units. Current construction remain at low levels when compared to the historical 10 year average. During the fourth quarter of 2011 prices for our molding and timber products did not vary significantly when we compared to the previous quarter.

During the fourth quarter of 2011, markets have shown a downward trend, especially in Asia. As consequence, sales prices and volumes decreased in China, Korea, Japan and Taiwan.

Since past December there has been a decrease in log inventories in China, which is driving prices and more demand for wood. This could positively affect the market for wood at the end of the first quarter of 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Panels Division

Panel’s sales reached U.S.$ 302.4 million in the fourth quarter of this year, a decrease of 12.6% when compared to the U.S.$ 346.0 million obtained in the third quarter of 2011. This decrease was mainly explained by lower average prices of 8.6% and lower sales volume of 4.3%.

Panel sales were 2.1% higher than the U.S.$ 296.3 million reached during the fourth quarter 2010. This increase in sales can be explained by higher average prices of 9.4% partially offset by a decrease in sales volume of 6.7%.

The Panels business ended its fourth quarter of the year with a 15.6% increase in sales to end-clients, when compared to the same period of 2010. On the other hand, sales volume for this period increased 6.3% when compared to the fourth quarter of 2010. During this quarter prices for panels continued its recovery followed by an increase in sales volume.

Plywood sales to end-clients showed an increase in sales volume of 26%, driven by more shipments to Europe and Asia, in particular Japan, where prices had also strong increases. In the United States there was an increase in sales volume but a slight decline in prices.

MDF’s sales volume had a small increase of approximately 2% when compared to the same period of last year, explained by a higher demand from the United States and Mexico, along with an increase in sales in South America and Asia, with Japan increasing its demand for this product.

In terms of hard board panels, sales dropped by 1% compared to the same period of year 2010.

Our MDF moldings had a drop in sales volume of approximately 10% mainly caused by the continuous fragile North American housing market. Nonetheless, during year 2011 we started selling our MDF moldings to the European market. Despite the decrease in sales volume, prices benefitted with a 3% increase in prices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

The main components of net cash flow as of December 31, 2011 and 2010 are as follows:

	12/31/2011 thU.S.$	12/31/2010 thU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	982,237	1,137,275
Cash flow from financing activities:
Loan and bond payments	(187,686)	191,122
Dividend payments	(291,512)	(158,781)
Others	(1,986)	1,511
Cash flow from investment activities:
Purchase and sales of permanent investments	(426,729)	(54,536)
Incorporation and sale of property, plant and equipment	(577,305)	(507,332)
Incorporation and sale of biological assets	(133,124)	(114,720)
Loan to related companies	(65,500)	10,559
Other	(6,199)	(3,385)

Net cash flow for the period	(707,804)	501,713

We had a positive operating cash flow of U.S.$982 million in the current year compared to a U.S.$1,137 million in 2010, due to the increase in payments for income tax.

Cash flow from financing activities had a negative balance of U.S.$728 million compared to a positive balance of U.S.$502 million for the year 2010. This variation resulted from lower loans obtained and higher loans and dividend payments in 2011 compared to 2010.

The investment cash flow, at the end of the year, decreased U.S.$1,209 million (U.S.$669 million in 2010), mainly due to an increase in capital contributions loans made to affiliated companies and higher payments for acquisition of property, plant, equipment and biological assets in 2011.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2011, a ratio of fixed rate debt to total consolidated debt of approximately 84.8%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET

		12-31-2011	12-31-2010
	Note	ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and cash equivalents	4	315,901	1,043,834
Other financial current assets	23	0	2,909
Other current non-financial assets	25	207,196	177,140
Trade and Other receivables -net	23	740,416	774,289
Related party receivables	13	70,179	18,074
Inventories	3	795,104	727,535
Biological assets, current	20	281,418	344,096
Tax receivables		37,153	50,131

Total Current Assets other than assets or disposal groups classified as held for sale or as held for distribution to owners		2,447,367	3,138,008

Non-Current Assets or disposal groups classified as held for sale	22	15,293	14,108

Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		15,293	14,108

Total Current Assets		2,462,660	3,152,116
Non-Current Assets
Other non-current financial assets	23	1,162	53,407
Other non-current and non-financial assets	25	99,901	52,352
Trade receivables, non current	23	7,332	11,965
Investment in associates accounted for using equity method	15-16	886,706	498,204
Intangible assets	19	17,609	11,127
Goodwill		59,124	66,231
Property, plant and equipment	7	5,324,172	5,088,745
Biological assets, non-current	20	3,463,166	3,446,862
Deferred tax assets	6	135,890	125,323
Total non-Current Assets		9,995,062	9,354,216
Total Assets		12,457,722	12,506,332

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET (continued)

		12-31-2011	12-31-2010
	Note	ThU.S.$	ThU.S.$
Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	248,992	554,673
Trade and other payables	23	397,073	362,182
Related party payables	13	9,785	9,209
Other provisions, current	18	8,607	5,842
Tax liabilities		144,989	62,887
Current provision for employee benefits	10	3,307	3,312
Other current non financial liabilities	25	219,192	210,956

Total current liabilities other than assets included in disposal groups classified as held for sale		1,031,945	1,209,061

Total Current Liabilities		1,031,945	1,209,061
Non-Current Liabilities
Other non-current financial liabilities	23	2,969,015	2,909,429
Other non - current provisions	18	9,688	7,609
Deferred tax liabilities	6	1,256,233	1,369,489
Non-current provision for employee benefits	10	36,102	35,964
Other non - current non financial liabilities	25	124,589	134,205
Total non - current liabilities		4,395,627	4,456,696
Total liabilities		5,427,572	5,665,757
Net Equity
Issued capital stock		353,176	353,176
Accumulated earnings		6,683,252	6,320,264
Other reserves		(96,821)	58,754

Net equity attributable to parent company		6,939,607	6,732,194

Non-controlling interest		90,543	108,381
Total net equity		7,030,150	6,840,575
Total net equity and liabilities		12,457,722	12,506,332

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

		January-December
		2011	2010
	Nota	ThU.S.$	ThU.S.$
Income Statement

Revenue	9	4,374,495	3,767,384
Cost of sales		(2,908,463)	(2,298,191)
Gross Income		1,466,032	1,469,193
Other operating income	2	475,014	378,480
Distribution costs	2	(451,620)	(360,188)
Administrative expenses	2	(415,521)	(323,916)
Other operating expenses	2	(90,313)	(49,063)
Other income (Loss)		0	0
Financial income		24,589	15,761
Financial costs	2	(196,356)	(207,519)

Participation in (loss) income in associates and joint ventures accounted through equity method	15	(11,897)	(7,693)

Exchange rate differences		(26,643)	(16,288)
Income before income tax		773,285	898,767
Income Tax	6	(152,499)	(198,018)
Income from continuing operations		620,786	700,749
Net Income		620,786	700,749

Income attributable to equity holders

Income attributable to parent company		612,553	694,750
Income attributable to non-parent company		8,233	5,999
Net Income		620,786	700,749

Basic earnings per share
Earnings per share from continuing operations		0.0054135	0.0061399

		0.0054135	0.0061399

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0054135	0.0061399

Basic earnings per diluted share		0.0054135	0.0061399

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

		January-December
		2011	2010
	Nota	ThU.S.$	ThU.S.$

Net Income		620,786	700,749
Other comprehensive income, net of tax
Exchange difference on conversion

Gain (loss) for exchange differences, before tax	11	(145,775)	47,070

Cash flow hedges

Gain (loss) for cash flow hedges, before tax	23	(12,767)	(11,155)

Participation in Other comprehensive income in associates and joint ventures accounted for using equity method		(3,502)	1,247

Other comprehensive income, net of tax		(162,044)	37,162

Income tax related to Cash flow hedges on Other comprehensive income	6-23	932	1,896
Other comprehensive income		(161,112)	39,058

Total comprehensive income		459,674	739,807

Comprehensive Income Statement attributable to:

Comprehensive income statement attributable to parent company		456,978	731,886
Comprehensive income statement attributable to non-controlling interest		2,696	7,921

Total comprehensive income		459,674	739,807

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

12-31-2011	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to parent Company T.hU.S.$	Non - controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2011	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575

Comprehensive income statement
Net income						612,553	612,553	8,233	620,786
Other comprehensive income, net of tax		(140,238)	(11,835)	(3,502)	(155,575)		(155,575)	(5,537)	(161,112)
Comprehensive income		(140,238)	(11,835)	(3,502)	(155,575)	612,553	456,978	2,696	459,674
Dividens						(249,565)	(249,565)	(20,534)	(270,099)
Total Changes in equity	0	(140,238)	(11,835)	(3,502)	(155,575)	362,988	207,413	(17,838)	189,575
Closing balance at 12/31/2011	353,176	(67,539)	(25,914)	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150

12-31-2010	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to parent Company T.hU.S.$	Non - controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2010	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433
							0
Comprehensive income statement							0
Net income					0	694,750	694,750	5,999	700,749
Other comprehensive income, net of tax		45,148	(9,259)	1,247	37,136		37,136	1,922	39,058
Comprehensive income		45,148	(9,259)	1,247	37,136	694,750	731,886	7,921	739,807
Dividens					0	(268,285)	(268,285)	(13,380)	(281,665)
Total Changes in equity	0	45,148	(9,259)	1,247	37,136	426,465	463,601	(5,459)	458,142
Closing balance at 12/31/2010	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS-DIRECT METHOD

	12/31/2011	12/31/2010
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	4,606,542	3,984,173
Receipts from premiums and claims, annuities and other policy benefits	270,663	292,240
Other cash receipts from operating activities	276,650	172,278
Classes of cash payments
Payments to suppliers for goods and services	(3,532,728)	(2,877,218)
Payments to and behalf of employees	(329,158)	(263,151)
Other cash payments from operating activities	(5,151)	(2,338)
Dividends received	1,720	6,353
Interest paid	(180,046)	(190,351)
Interest received	14,009	6,528
Income taxes refund (paid)	(138,621)	10,964
Other (outflows) inflows of cash, net	(1,643)	(2,203)
Net Cash flows from Operating Activities	982,237	1,137,275

Cash Flows from (used in) Investing Activities

Cash flow used in obtaining control of subsidiaries or other businesses	(6,972)	(6,977)
Cash flow used to contributions in associates	(8,306)	(8,000)
Cash flow used in purchase of associates and joint ventures	(234,054)	0
Capital contributions to joint ventures	(177,397)	(39,559)
Loans to related parties	(199,666)	0
Proceeds from sale of property, plant and equipment	14,023	8,669
Purchase of property, plant and equipment	(591,328)	(516,001)
Purchase of intangible assets	(7,619)	(1,594)
Proceeds from other long-term assets	5,074	1,471
Purchase of biological assets	(138,198)	(116,191)
Purchase of other non current assets	(1,162)	0
Cash receipts from repayment of advances and loans made to related parties	134,166	10,559
Other outflows of cash, net	2,582	(1,791)
Cash flows used in Investing Activities	(1,208,857)	(669,414)

Cash flows from (used in) Financing Activities
Loans obtained	713,624	825,268
Repayments of borrowings	(901,310)	(634,146)
Dividends paid by the parent company	(270,767)	(142,273)
Dividends paid by subsidiaries or special purpose companies	(20,745)	(16,508)
Other inflows of cash, net	(1,986)	1,511
Cash flows from (used in) Financing Activities	(481,184)	33,852
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(707,804)	501,713
Effect of exchange rate changes on cash and cash equivalents	(20,129)	7,922

Net increase (decrease) of Cash and Cash equivalents	(727,933)	509,635

Cash and cash equivalents, at the beginning of the period	1,043,834	534,199

Cash and cash equivalents, at the end of the period	315,901	1,043,834

The accompanying notes are an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (the “Company” and together its subsidiaries, “Arauco”), Tax No. 93,458,000-1, Closed Company, was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., a subsidiary of Arauco, is also registered on the Registry as No. 030. Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to audit by the Superintendency.

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

The current controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Mr.Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 99.9780 % of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

Arauco’s Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco cover the following periods:

•	Consolidated Balance Sheet as of December 31, 2011 and December 31, 2010.

•	Consolidated Statements of Income for the year ended 2011 and 2010.

•	Consolidated Comprehensive Income Statements for the year ended 2011 and 2010.

•	Consolidated Statements of Changes in Net Equity for the year ended 2011 and 2010.

•	Consolidated Statements of Cash Flows – Direct Method for the year ended 2011 and 2010.

•	Disclosure of Explanatory Information (notes).

Date of Approval of Financial Statements

The issuance of these consolidated financial statements for the year ended on December 31, 2011 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 463 of March 5, 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Functional and Reporting Currency

Arauco has defined the U.S. Dollar as its functional currency, as most of the Company’s operations are a result of exports, and its costs to a large extent are related to or index-linked to the U.S. Dollar.

For the pulp segment, most of the sales operations are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill and panel segments, although total sales include a mix of domestic sales and exports, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

Although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials and depreciation of equipment, which are driven mainly by global conditions and therefore, influenced mostly by the U.S. Dollar.

The financial information included herein is presented in thousands of U.S. Dollars.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. qualify as Special Purpose Entities. These entities are considered to be controlled by Arauco, which is determined, by the fact that they maintain exclusive contracts with Arauco for wood provision, forward purchase of land and forest administration. Consequently, the financial information of these companies is consolidated with the financial information of the Company and is included in these consolidated financial statements of Arauco.

Compliance and Adoption of IFRS

The accompanying consolidated financial statements of Arauco include the Balance Sheet, Statement of Income, Comprehensive Income Statement, Statement of Changes in Net Equity and Statement of Cash Flows in accordance with IFRS as issued by the IASB.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

The accompanying consolidated financial statements as of December 31, 2011 were prepared in accordance with Arauco’s accounting policies, uniformly applied to all items in these consolidated financial statements.

a)	Basis for Presentation of financial statements

The actual Consolidated financial statements have been prepared according to international basis of financial information issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of the mentioned international standards.

The consolidated financial statements have been prepared under the historic cost convention, as modified for the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value.

There have been some minor reclassifications to prior year financial statements, for presentation purposes.

b)	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results.

- Property, Plant and Equipment

In a businness acquisition, management prepared the corresponding valuations based on a report issued by a third party expert.

The carrying amounts of fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

Sensitivity analysis associated to the estimated useful lifes are disclosed in Note 7.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each balance sheet date.

Detailed financial information of Fair Value of Financial Instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to calculate the valuation of forest plantations are presented in Note 20 including sensitivity analysis.

-Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits. Future effects on Arauco’s financial condition resulting from these lawsuits are estimated by the management of the Company, in collaboration with its legal advisors. Arauco reserves appropriate contingency estimates on each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation, which decisions are based on the reports of its legal advisors. Detailed lawsuits information is presented in Note 18.

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which usually requires holding shares with more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

The intercompany transactions and unrealized earnings from subsidiary operations have been eliminated from the consolidated financial statements and non-controlling interest is recognized in the equity balance.

The consolidated financial statements for year ended on December 31, 2011 and 2010, include subsidiary balances shown in Note 13 and balances of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Certain consolidated subsidiaries report statutory financial statements in Brazilian Reales and Chilean Pesos, their main functional currencies. For consolidation purposes, they have been translated as indicated in Note 1 (e) (ii).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Non-controlling interest is presented as a separate component of equity.

All intercompany transactions, accounts receivable, accounts payable and intercompany unrealized income are eliminated.

d)	Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Executive Officer and Corporate Managing Directors of each segment are responsible for these decisions.

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Detailed financial information by segment is presented in Note 24.

e)	Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The consolidated financial statements are presented in U.S. Dollars, which is Arauco’s functional and presentation currency.

(ii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in equity.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifyng cash flow hedges.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g)	Financial Instruments

(i) Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it was acquired principally for the purpose of selling in the short term.

Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets and the obligation for these instruments is presented under Other Financial Liabilities within the Financial Statement.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

The financial assets and liabilities carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. They are subsequently recorded at fair value with the effect of the change in value recorded in income.

Swaps: These are valued using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently re-measured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

The fair value of forward rate contracts is calculated by reference to differential of the existing interest rates between the rate agreed and the market interest rate deadlines.

Mutual Funds: Given their nature, they are recognized at fair value at the closing date for the period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the effective interest rate method. A provision of bad debts is recorded to reflect uncollectable amounts.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

Repurchased Agreements: These are valued at the initial cost of the investment plus accrued interest investment cost of the short term instrument.

(iii) Financial liabilities valued at amortized cost

Loans, bond obligations and liabilities of a similar nature are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost and any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the effective interest rate method.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

The fair value estimate of bank obligations is determined using specific valuation techniques using cash flow discounted at rates consistent with the risk of the operation, while bonds are valued at market price.

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Comprehensive Income Statement. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income by activity or Operating Expenses by activity, respectively.

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

at that time recognized in the Income Statement. When a possible transaction is no longer expected to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

These financial instruments are measured using the discount cash flow method at a rate consistent with the operational risk using the information given by each bank as counterparty.

h)	Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress includes the cost of raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Replacement parts that will be consumed in less than a period of 12 months, are presented in Inventories and record as an expense within the period consumed.

i)	Assets held for sale

Non-current assets held for sale are measured at the lower of book and fair value, less costs for sale. Assets are classified in this line when the book value may be recovered through a sale transaction that is highly likely to be carried out. Management must be committed to a plan to sell the asset and should have initiated an active program to find a buyer and complete the plan. Likewise, management must also expect that the sale will be qualified for full recognition within one year following the date of its classification, except for the existence of facts or circumstances (beyond the entity control) that extend the period of sale beyond one year.

Non-current assets classified as held for sale are not depreciated.

j)	Business Combinations

Arauco applies the purchase method to record a business combination. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value of the Company’s

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

The goodwill in a business combination is initially measured at the cost of the business combination less the interest of the company in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination without prejudice to whether other assets or liabilities of Arauco are assigned to those units or groups of units.

The transaction costs are treated as expenses when incurred.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement.

k)	Investments in associates and in joint ventures

Associates are entities over which Arauco exercises significant influence but not control, generally holding between 20% and 50% of the voting rights. Investments in associates and in joint ventures are accounted for using the equity method and are initially recognized at cost. Their book net equity is increased or decreased proportionately in the profit or loss and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the cost of acquisition is less than the fair value of the net assets of the associate acquired, the difference is recognized directly in the income statement as Other income (loss).

These investments are presented in the Consolidated Balance Sheet together with Investments in associates and measured by using the equity method.

If any of these investments incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate or joint venture, then it must recognize a liability by reducing the value of the investment to zero until this generates income that would reverse the negative equity previously generated due to the losses. Otherwise, a liability is not recognized but the investment left at zero equally.

l)	Intangible assets

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, which is when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

(i) Computer Software

Computer software programs are capitalized in terms of the costs incurred to make them compatible with specific programs. These costs are amortized over the estimated useful lives.

(ii) Rights

This item includes water-rights, right of way and other acquired rights recognized at historical cost and have an unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to annual impairment tests.

m)	Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill recorded in Brazilian subsidiary whose functional currency is the real, is converted to U.S. dollars at the closing exchange rate. At the date of these financial statements, the currency conversion is the only movement that has the amount of goodwill.

n)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition.

Subsequent costs such as improvements and replacement of components are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The value of the replaced part is capitalized as part of the property, plant & equipment, the remaining part which corresponds to repairs and maintenance are charged to the income statement.

Asset depreciation is calculated by components using the straight-line method, considering any adjustments for impairment.

The useful life of property, plant and equipment is determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

o)	Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as Financial Leases. Financial leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Interest income which is the difference between the gross receivable and the present value of such amount is recognized as the capital’s financial performance.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Leases in which significant risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

p)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are presented in the Balance Sheet at fair value. The forests are thus accounted for at fair value less estimated point-of sale costs at harvest, assuming that the fair value of these assets can be measured reliably.

The valuation of forest plantation assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are discounted based on our sustainable forest management plans and the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block basis and for each type of tree.

The assessment of new plantations during the current year, is made at the least economic cost, which corresponds to the fair value to that date. After 12 months, the valuation methodology isi as explained in the previous paragraph.

Forest plantations shown as current assets are those that will be harvested in the short term.

Biological growth and changes in fair value are recognized in the income statement within Other income by activity.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

q)	Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted as of the balance sheet date that are expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits will be available.

r)	Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified and recognized with the best possible estimate at the end of each period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

s)	Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that generally revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

(i) Policy on Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence the management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated in the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables for sales are collected within a low average time period, which is in line with market practices.

(ii) Policy on Revenue recognition from Rendering of Services

Arauco, mainly provides power supply services which are trade in the spot market of the Interconnected Central System. According current laws, the prices on that market called “Marginal Costs” are calculated by Load Economical Dispatch Center of the Interconnected Central System (CDEC-SIC). And are generally recognized in the period in which the services are provided.

Electrical energy is generated as a by-product of the pulp process and is a complementary business to it, which at first is supplied to the group’s subsidiaries and the surplus is sold to the central grid.

Arauco provides other services such as port and pest control whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Segment revenues mentioned in Note 24 comply with the conditions indicated above.

Revenues from inter-segment sales (arising from prices similar to market prices) are eliminated in the consolidated financial statements.

t)	Minimum dividend

Article No. 79 of the Private Limited Companies Law of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes for preferred shares, if any, in the amount of at least 30% of net income for the current year, except where necessary to absorb accumulated losses from prior years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The General Shareholders’ Meeting of Arauco resolved to maintain annual dividends at 40% of net distributable income, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the relevant groups, which include the Company’s Board and the shareholders.

The amount of these dividends is presented in this consolidated financial statement under Other non-current Financial Liabilities.

Dividends are paid only if profits in society and do not affect taxes.

u)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used (which could involve its disuse). Arauco evaluates at the end of each reporting period whether there is any evidence of the factors above mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

The goodwill and intangible assets with indefinite useful life are tested annually or whenever circumstances indicate. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

“Cash-generating units” are the smallest identifiable groups of assets whose use generates continuous funds largely independent of those produced by the use of other assets or groups of assets.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The distribution is made between cash-generating units or groups of cash generating units expected to benefit from the business combination that resulted in the goodwill.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Financial Assets

At the end of each period, an evaluation is performed in order to measure the existence of any objective evidence that assets or a group of financial assets have been adversely affected. Impairment effects will be recognized in the Consolidated Income Statement only if there is objective evidence that one or more events will occur after initial recognition of financial asset impairment and if these events will affect associated future cash flows.

The provision for doubtful trade receivables is established when there is objective evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

The impairment loss is measured as the difference between the book value of assets and the current value of estimated future cash flows. The asset value will be presented net of the loss recognized directly in income. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in income.

v)	Employee Benefits

The Company has severance payment obligations for voluntary cessation services. These are paid to certain workers that have more than 5 years seniority within the Company in accordance with conditions established within collective or individual contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are the employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are treated as post-employment benefits in accordance with current standards.

w)	Employee Vacations

Arauco recognizes the expense for employee vacation on an accrual basis and it is recorded at face value.

This obligation is presented in the Consolidated Balance Sheet in the line Trade and Other payables.

x)	Recent accounting pronouncements

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

New issued standards, interpretations and amendments not in effect for year 2011, for which Arauco is evaluating the impact of their adoption.

Standards and interpretations	Contents	Obligatory application for years beginning after
IAS 19 revised

Employee Benefit

Issued in June 2011, replaces IAS 19 (1998). This revised standard changes the recognition and measurement of the cost of defined benefit plans and termination benefits. Additionally, it includes modifications to the revelations of all employee benefits.

January 01, 2013

IAS 27

Separate Financial Statements

Issued in May 2011, replaces IAS 27 (2008). The scope of this standard is restricted from this change only separate financial statements, as aspects relating to the definition of control and consolidation were removed and included in the IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

January 01, 2013

IFRS 9

Financial Instruments

Issued in December 2009, amending the classification and measurement of financial assets.

Later this rule was amended in November 2010 to include treatment and classification of liabilities. Early adoption is permitted.

January 01, 2015

IFRS 10

Consolidated Financial Statements

Issued in May 2011, replaces the SIC 12 “Consolidation of special purpose entities and parts of IAS 27” Consolidated Financial Statements. “Clarifications and establishing new parameters for the definition of control, and the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, 12 and IFRS amendments to IAS 27 and 28.

January 01, 2013

IFRS 11

Joint Arrangements

Issued in May 2011, replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “jointly controlled entities”. Among its modifications include eliminating the concept of jointly controlled assets and the possibility of proportional consolidation of entities under common control. Early adoption is permitted in conjunction with IFRS 10, 12 and IFRS amendments to IAS 27 and 28.

January 01, 2013

IFRS 12	Disclosure of shareholdings in other entities Issued in May 2011, applies to those entities that hold investments in subsidiaries, joint ventures, associates. Early adoption is permitted in conjunction with IFRS 10, 11 and IFRS amendments to IAS 27 and 28.	January 01, 2013

IFRS 13

Fair Value Measurement

Issued in May 2011, brings together in one standard way to measure the fair value of assets and liabilities and the disclosures necessary on it, and incorporates new concepts and explanations for measurement.

January 01, 2013

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Contents	Obligatory application for years beginning after
IFRIC 20	Stripping Costs in the production phase of open pit mines Issued in October 2011, regulates the recognition of costs for the removal of waste overload “Stripping Costs” in the production phase of a mine as an asset, the initial and subsequent measurement of this asset. Additionally, the interpretation requires entities to produce financial statements mining IFRS assets punish “Stripping Costs” existing retained earnings when they cannot be attributed to an identifiable component of a reservoir.	January 01, 2013

IAS 12

Income tax

This amendment, issued in December 2010, provides an exception to the general principles of IAS 12 for investment property is measured using the fair value model in IAS 40 “Investment Property”, the exception also applies to investment property acquired in a business combination if, after the business combination the acquirer applies the fair value model in IAS 40 content. The amendment incorporates the assumption that investment property valued at fair value, are made through their sale, thus requiring apply to these temporary differences arising from the tax rate for sales operations. Early adoption is permitted.

January 01, 2012

IAS 28	Investments in associates and joint ventures Issued in May 2011, regulates the accounting treatment of these investments by applying the equity method. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.	January 01, 2013

IFRS 7	Disclosures of Financial Instruments Issued in October 2010, increases the disclosure requirements for transactions involving transfers of financial assets.	July 01, 2011

IAS 1	Presentation of Financial Statements Issued in June 2011. The main modification of this amendment requires that the items of Other Comprehensive Income will be categorized and grouped by evaluating whether they will be potentially reclassified to earnings in subsequent periods. Early adoption is permitted	July 01, 2012

IFRS 1

First-time Adoption of International Financial Reporting Standards

Issued in December 2010, covers the following topics: i) Exemption for severe hyperinflation: allows companies whose transition date is after the normalization of its functional currency, valuing assets and liabilities at fair value as deemed cost, ii) Removal of requirements for fixed dates: adapts the fixed date included in IFRS 1 at the transition date for those operations that involve lower financial assets and liabilities at fair value on initial recognition results.

July 01, 2011

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares.

	12/31/2011	12/31/2010
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

	12/31/2011	12/31/2010
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

b)	Disclosure of information on Dividends paid to Ordinary Shares

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and presented in the Consolidated Statement of Changes in Net Equity.

Dividend paid each year corresponds to the spread between the 40% of net income distributable at the end of last year and the amount of interim dividend paid at the end of last fiscal year.

The ThU.S.$249,565 (ThU.S.$268,285 as of December 31, 2010) presented in Consolidated Statement of Changes in Net Equity corresponds to the provision of minimum dividend registered (see Note 26).

In the Statements of cash flows, are presented in line paid dividends the amount ThU.S.$291,512 (ThU.S.$158,781 as of December 31, 2010), of which ThU.S.$270,767 (ThU.S.$142,273 as of December 31, 2010) corresponds to the paid dividends made by Celulosa Arauco y Constitucion S.A. The additional amount corresponds to subsidiaries minority interest and special purpose companies .

Dividends paid during years 2011 and 2010 and the corresponding amount per share

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Provisional Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	12-13-2011
Amount of Dividend	ThU.S.$ 87,997 (1)
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.77768

(1)	This interim dividend more ThU.S.$ 161,568 recognized in the provision of minimum dividend as reported in note 26, conform the ThU.S.$ 249,565 lowered from the statements of changes in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	05-10-2011
Amount of Dividend	ThU.S.$ 182,770 (2)
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 1.61525

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Provisional Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	12-15-2010
Amount of Dividend	ThU.S.$ 85,515 (2)
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.7557

(2)	The total amount is ThU.S.$ 268,285, corresponding to provisioned and lowered dividend in the Statements of Changes in Equity as of December 31, 2010.

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	05-10-2010
Amount of Dividend	ThU.S.$ 56,758
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.50161

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of Conversion Reserves, Hedge Reserves and Other.

Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to foreign currency translation of those Arauco’s subsidiaries that do not use the U.S. Dollar as their functional currency.

Hedge Reserves

This corresponds to Arauco’s portion of gains or swap net losses resulting from hedging as of the end of each fiscal year.

The effective portion of the hedge is shown in equity.

Other

This mainly corresponds to the value in Other comprehensive income of investment in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

d)	Disclosures of other Information

Below are balances of Other Income by activity, Other Expenses by activity, Financing Costs and Participation in income (loss) of associates and joint venture as of December 31, 2011 and 2010, respectively.

	2011 ThU.S.$	2010 ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	475,014	378,480
Gain from changes in fair value of biological assets (See note 20)	229,889	221,501
Sales revenue from carbon bonds	—	—
Revenue from export promotion	5,545	6,171
Insurance compensation, net of earthquake related losses (*)	193,986	107,658
Leases received	4,124	2,707
Gain on sales of assets	9,046	8,670
Other operating results (sale materials and waste, Rigth of way, indemnity insurance)	32,424	31,773

Classes of Other Expenses by activity
Total of other expenses by activity	(90,313)	(49,063)
Depreciations	(1,176)	(1,356)
Contingent provision	(4,973)	(2,351)
Provision Impairment fixed assets and others	(7,631)	(2,769)
Closed plant expenses	(6,148)	(2,898)
Plant operating expenses for improvements or upgrades arrested	(8,214)	(276)
Expenses projects	(16,867)	—
Loss on sale / Loss of assets	(2,447)	(5,170)
Loss of forest due to fires	(16,503)	(8,223)
Other Taxes	(5,209)	(4,730)
Research and development expenses	(3,446)	(3,119)
Compensation and eviction	(1,238)	(973)
Other expenses (cost of projects and studies, donations, fines, udjustmens, repayments insurance )	(16,461)	(17,198)

Classes of financing Costs
Financing Costs, Total	(196,356)	(207,519)
Interest expense, Loans banks	(8,919)	(11,883)
Interest expense, Bonds	(164,790)	(165,335)
Interest expense, financial instruments	(6,564)	(14,527)
Other financial costs	(16,083)	(15,774)

Classes of Participation in Income (Loss) of associates and joint ventures accounted througt Equity Method
Total	(11,897)	(7,693)
Investments in associates	(1,012)	1,906
Joint ventures	(10,885)	(9,599)

(*)	Correspond to the income net of insurance compensation due to charges for punishments produced by damages and operating expenses of stopped plant.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Balance of Expenses by nature:

Cost of sales	2011 ThU.S.$	2010 ThU.S.$
Timber	707,655	613,536
Forestry labor costs	588,779	470,283
Depreciation	216,967	187,208
Maintenance costs	139,984	94,751
Chemical costs	334,549	240,850
Sawmill Services	170,861	141,116
Others Raw Materials	223,749	159,378
Indirect costs	93,504	56,182
Energy and fuel	159,912	116,260
Cost of electricity	60,705	44,166
Port Costs	27,499	21,745
Wage and salaries	184,299	152,716
Total	2,908,463	2,298,191

Distribution expenses	2011 ThU.S.$	2010 ThU.S.$
Sale costs	39,321	32,805
Commissions	14,752	11,818
Insurances	4,406	2,709
Doubtful assets	7,024	1,579
Other sales expenses	13,139	16,699
Shipping and freight costs	412,299	327,383
Port services	2,301	4,698
Freights	391,813	305,719
Otrher shipping and freight costs	18,185	16,966
Total	451,620	360,188

Administration expenses	2011 ThU.S.$	2010 ThU.S.$
Wage and salaries	156,961	142,683
Marketing, advertising, promotion and publications expenses	7,699	9,089
Insurances	20,108	9,227
Depreciations and amortizacion not paid	10,614	12,495
Computer services	15,737	14,191
Office, warehouse and machinery leases	14,383	8,004
External audits	4,729	3,325
Donations, contribitions, grants	13,603	11,876
Fees (advices technical. Legal …)	63,923	54,299
Property taxes, patents and municipal rigths	18,096	15,536

Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	89,668	43,191
Total	415,521	323,916

	Note	January-December
Expenses for		2011 ThU.S.$	2010 ThU.S.$
Depreciations	7	228,839	232,023
Employee benefits	10	341,260	295,399
Amortization	19	1,898	1,632

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. INVENTORIES

Components of Inventory	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Raw Materials	90,587	86,617
Production Supplies	74,658	65,154
Work in progress	58,594	62,612
Finished goods	446,289	426,447
Parts	123,071	86,532
Other Inventories	1,905	173
Total Inventories	795,104	727,535

As of December 31 2011, a cost of sales of inventories amounted to ThU.S.$2,894,250 (ThU.S.$2,249,689 as of December 31, 2010).

In order to allow the registered inventories to net realizable value, at December 31, 2011, has recognized a reduction of inventories, related to allowance of obsolescence as of ThU.S.$2,957 (ThU.S.$324 as of December , 2010) and impaired inventories (ThU.S.$ 23,438 as of December 31, 2010) mainly relating to the effect of the earthquake and tsunami.

The obsolescence provision is calculated according to the historical information and the age of the inventories.

As of the date of the issuance of these financial statements, no inventories have been pledged as collateral or guarantees.

Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period. These are presented in the Consolidated Balance Sheet under Inventories in the Raw Material item.

NOTE 4. CASH FLOW STATEMENT

Cash and cash equivalents includes cash flow, bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The objective of fixed term deposits is to maximize earnings on short-term cash flow surpluses. This instrument is authorized by Arauco’s Investment Policy, which establishes a mandate that allows investments in fixed income securities. These instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are acceptable under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no significant amounts of cash on hand.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Components of Cash and Cash Equivalents	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Cash on hand	527	263
Banks	31,097	69,692
Short term deposit	128,526	705,694
Mutual Funds	155,751	267,811
Other cash and cash equivalents	—	374
Total	315,901	1,043,834

The following tables detail the value of the cost of the investments in Greenagro S.A. and Dynea Brasil S.A. dated December 20, 2011 and March 15, 2010 (see Note 14), respectively, and the net value of assets and liabilities of each acquired entity, net of cash and cash equivalents acquired.

2011 Purchase of Investments	ThU.S.$
Acquisition: Greenagro S.A.
Cash paid for acquisitions and cash equivalents	10,768
Cash and cash equivalents held by acquired entities	(537)
Net cash paid to acquire entities	10,231

Net Assets less Cash and Cash equivalents of acquired entity	10,231

2010 Purchase of Investments	ThU.S.$
Acquisition: Dynea Brasil S.A.
Cash paid for acquisitions and cash equivalents	15,000
Cash and cash equivalents held by acquired entities	(8,023)
Net cash paid to acquire entities	6,977

Net Assets less Cash and Cash equivalents of acquired entity	22,613

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes in Accounting Policies

These policies have been designed in accordance with IFRS in effect as of December 31, 2011 and applied uniformly to all items presented in these consolidated financial statements.

Changes in the Treatment of Accounting Policy

The financial statements as of December 31, 2011 do not show changes in accounting policies compared to the same period last year.

NOTE 6. TAXES

The tax rate applicable to the major companies in which Arauco participates is 20% in Chile, 35% in Argentina and 34% in Brazil.

On July 30, 2010 Law N. 20,455 for national reconstruction financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes such law introduced was the increase in the First Category Taxes for revenues received and /or accrued during commercial years 2011 and 2012, with rates of 20% and 18.5%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The effect on the change in tax rates caused an adjustment to the assets and liabilities accounts for deferred taxes, according to the profile projected for temporary reverse differences, in tax losses benefits and in other events that create differences between book and tax basis of assets and liabilities.

Deferred Tax Assets

The following table details deferred tax assets:

Deferred Tax Assets	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Deferred Tax Assets related to Provisions	7,878	4,658
Deferred Tax Assets related to accrued liabilities	4,766	4,601
Deferred Tax Assets related to Post-Employment obligations	6,625	6,616
Deferred Tax Assets related to Revaluation of Property, Plant and equipment	1,721	2,339
Deferred Tax Assets related to Financial Instruments Restatements	789	1,370
Deferred Tax Assets related to tax losses	71,870	56,724

Valuation of biological assets	5,244	8,805
Valuation of inventory	3,543	9,034
Income provision	4,064	2,765
Trade debtors and receivables	4,458	3,940

Defferred tax Assets related to Others	24,932	24,471
Deferred Tax Assets Total	135,890	125,323

As of the date of the present financial statement some of Arauco’s subsidiaries present tax losses of ThU.S.$343,311 (ThU.S.$260,701 as of December 31, 2010) which are mainly due to operational and financial losses.

Arauco believes that the projections of future earnings in subsidiaries that have generated tax losses will allow the recovery of these assets.

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The following table details deferred tax liabilities:

Deferred Tax Liabilities	12/31/2011 ThU.S.$	12/31/2010 ThU.S.$
Deferred Tax Liabilities related to Revaluated Property, Plant and equipment	747,450	686,408

Deferred Tax Liabilities related to Financial Instrument restatement	3,723	13,751

Valuation of biological asset	426,250	511,401
Valuation of inventory	14,509	12,450
Valuation of prepaid expenses	0	76,539
Differences in valuation of deferred expenditures	41,487	35,130
Deferred Tax Liabilities related to Others (associates investments, unemployement insurance)	22,814	33,810

Deferred Tax Liabilities Total	1,256,233	1,369,489

The effect of deferred taxes related to financial hedging instruments corresponds to a credit (subscription) of ThU.S.$ 932 as of December 31, 2011 (ThU.S.$1,896 as of December 31, 2010), which is presented under Hedge reserves in the Statement of Changes in Net Equity.

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$17,635 and ThU.S.$74,689 respectively, will be used in a period of 12 months.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal right to offset amounts recognized in these items that correspond to different fiscal jurisdictions.

Temporary Differences

The following tables summarize current asset and liability temporary differences:

	12/31/2011		12/31/2010
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	64,020		68,599
Tax Loss	71,870		56,724
Deferred Tax Liabilities		1,256,233		1,369,489
Total	135,890	1,256,233	125,323	1,369,489

Detail of Temporary Difference Income and Loss Amounts	2011 ThU.S.$	2010 ThU.S.$
Deferred Tax Assets	(3,455)	7,028
Tax Loss	29,389	1,846
Deferred Tax Liabilities	60,050	(100,189)
Total	85,984	(91,315)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Income Tax Expense (Income)

Income Tax consists of the following:

Income Tax composition	2011 ThU.S.$	2010 ThU.S.$
Current income tax expense	(242,918)	(112,840)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	1,635	8,402
Previous period current tax adjustments	2,316	(581)
Other current tax expenses	484	(1,684)
Current Tax Expense, Net	(238,483)	(106,703)

Deferred expense from taxes relative to the creation and reversión of temporary differences	45,617	(68,814)
Deferred income from taxes relative to tax rate changes or new fees	10,632	(23,904)
Tax benefit arising from unrecognized tax assets previusly used to reduce expenses due to deferred taxes	29,735	1,403
Total deferred Tax Expense, Net	85,984	(91,315)
Income Tax Expense, Total	(152,499)	(198,018)

The following table details the income tax for foreign and national companies as of December 31, 2011, 2010 and 2009 respectively:

	2011 ThU.S.$	2010 ThU.S.$
Foreign current tax	(38,103)	(52,567)
National current tax	(200,380)	(54,136)
Current tax, Total	(238,483)	(106,703)

Foreign deferred tax	27,085	17,718
National deferred tax	58,899	(109,033)
Deferred tax, Total	85,984	(91,315)

Income (expense) due to Income Tax, Total	(152,499)	(198,018)

Income Tax Expense Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2011 ThU.S.$	2010 ThU.S.$
Tax Expense Using Statutory Rate	(154,665)	(152,790)
Tax effect of rates in other jurisdictions	(7,599)	(24,714)
Tax effect of non taxable ordinary income	11,172	18,493
Tax effect of non tax deductible expenses	(19,976)	(22,486)

Tax effect of tax loses unrecognized for previous periods	41	0

Tax effect of tax rates changes	10,632	(23,904)

Tax effect of excess tax for previous periods	2,316	(581)

Other Increases (Decreases) Legal Taxes	5,580	7,964
Adjustment to Tax Expense using the Statutory Rate, Total	2,166	(45,228)
Tax Expenses Using the Effective Rate	(152,499)	(198,018)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Properties, Plant and Equipment, Net	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Construction in progress	663,971	562,309
Land	805,804	821,288
Buildings	1,459,759	1,417,684
Plant and equipment	2,290,423	2,188,323
Information technology equipment	23,740	16,963
Fixed facilities and accessories	6,010	3,657
Motorized vehicles	10,152	10,057
Others	64,313	68,464
Total Net	5,324,172	5,088,745

Properties, Plant and Equipment, Gross
Construction in progress	663,971	562,309
Land	805,804	821,288
Buildings	2,616,914	2,523,397
Plant and equipment	4,321,846	4,180,142
Information technology equipment	55,772	43,614
Fixed facilities and accessories	23,942	17,339
Motorized vehicles	34,447	32,328
Others	87,983	110,076
Total Gross	8,610,679	8,290,493

Accumulated depreciation and impairment

Buildings	(1,157,155)	(1,105,713)
Plant and equipment	(2,031,423)	(1,991,819)
Information technology equipment	(32,032)	(26,651)
Fixed facilities and accessories	(17,932)	(13,682)
Motorized vehicles	(24,295)	(22,271)
Others	(23,670)	(41,612)
Total	(3,286,507)	(3,201,748)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a special purpose entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, which prohibited the sale of any property currently belonging to the aforementioned special purpose entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Collateral amount of property, plant and equipament	56,279	56,272

Commitments for project disbursements or for the acquisition of property, plant and equipment

	12-31-2011 MUS$	12-31-2010 MUS$
Amount committed for the acquisition of property, plant and equipment	114,212	268,391

	12-31-2011 MUS$	12-31-2010 MUS$
Disbursements for property, plant and equipment under construction	537,398	361,598

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment as of December 31, 2011 and 2010:

Movement of Fixed Assets	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and accesories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01/01/2011	562,309	821,288	1,417,684	2,188,323	16,963	3,657	10,057	68,464	5,088,745
Changes
Additions	537,398	5,549	5,281	16,747	276	750	1,288	4,184	571,473
Acquiitions of business	—	7,293	499	86	—	—	51	1	7,930
Dispositions	(1,213)	(1,113)	(203)	(632)	—	—	(39)	(768)	(3,968)
Withdrawals	(10,587)	(871)	(85)	(2,789)	(3)	(2)	(7)	(5,352)	(19,696)
Depreciation costs	—	—	(74,478)	(171,646)	(2,781)	(1,463)	(2,615)	(1,458)	(254,441)
Net movement to replacement of assets damaged by the earthquake	(61,209)	—	7,232	76,432	63	(2)	(242)	7,497	29,771
Impairment loss recognized in the Income Statement (note 17)	—	—	(34)	(4,064)	—	—	—	(2,803)	(6,901)
Exchange rate increase (decrease) of foreign currency	(15,227)	(28,022)	(10,686)	(31,448)	(88)	(174)	(53)	(2,045)	(87,743)
Reclassification of assets held for sale	—	(8)	137	(1,127)	—	—	—	—	(998)
Transfers	(347,500)	1,688	114,412	220,541	9,310	3,244	1,712	(3,407)	—
Total changes	101,662	(15,484)	42,075	102,100	6,777	2,353	95	(4,151)	235,427
Closing balance 12/31/2011	663,971	805,804	1,459,759	2,290,423	23,740	6,010	10,152	64,313	5,324,172

Movement of Fixed Assets	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and accesories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01/01/2010	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753
Changes
Additions	361,598	81,610	18,463	14,086	186	234	2,265	4,758	483,200
Acquisitions of business	216	660	4,244	21,420	—	—	14	1,137	27,691
Disposals	(142)	(14,107)	(3,499)	(3,132)	(3)	(1)	(215)	(4,375)	(25,474)
Withdrawals	(1,024)	(6)	(1,020)	(4,315)	(11)	(39)	(2)	(408)	(6,825)
Depreciation costs	—	—	(68,237)	(160,894)	(1,966)	(810)	(1,892)	(1,708)	(235,507)
Impairment loss recognized in the Income Statement (note 17)	—	—	(24,198)	(110,408)	(63)	—	(102)	(9,341)	(144,112)
Exchange rate increase (decrease) of foreign currency	1,394	9,350	3,902	19,986	2	(1,395)	64	824	34,127
Reclassification of assets held for sale	—	(5,003)	(5,877)	(3,228)	—	—	—	—	(14,108)
Transfers	(233,002)	4,834	140,445	86,351	640	461	134	137	—
Total changes	129,040	77,338	64,223	(140,134)	(1,215)	(1,550)	266	(8,976)	118,992
Closing balance 12/31/2010	562,309	821,288	1,417,684	2,188,323	16,963	3,657	10,057	68,464	5,088,745

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The depreciation charged to income as of December 31, 2011 and 2010 is as follows:

	January-December
Depreciation for the year	2011 ThU.S.$	2010 ThU.S.$
Cost of sale	216,967	187,208
Administration expenses	8,716	10,863
Other operation expenses(*)	3,156	33,952
Total	228,839	232,023

(*)	The balance of 2010, refers to the cost of depreciation of plants detained product of the earthquake.

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixed facilities and accesories	Useful Life in Years	6	12	10
Motorized vehicles	Useful Life in Years	6	26	13
Others properties, plants and equipment	Useful Life in Years	5	27	16

The following table is a sensitivity analysis for depreciation based on changes in useful life:

Useful life variance	%
5% +	4.76%
5% -	-5.26%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Leases

	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Property, Plant & Equipment Financial Leasing	58	440
Plant and equipament	58	440

Reconciliation of Financial Lease Minimum Payments:

	12-31-2011
Minimum lease payments, lease payment oblogations	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	47	1	46
Due within one and five years	—	—	—
Due beyond five years	—	—	—
Total	47	1	46

	12-31-2010
	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	354	10	344
Due within one and five years	50	1	49
Due beyond five years	—	—	—
Total	404	11	393

Leasing obligations that accrue interest are presented in the Consolidated Balance Sheet under Other Financial Liabilities Current and Non-current depending on the maturities stated above.

Lessor

Reconciliation of Financial Lease Minimum Payments:

	12-31-2011
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	3,510	249	3,261
Due within one and five years	2,766	186	2,580
Due beyond five years	—	—	—
Total	6,276	435	5,841

	12-31-2010
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,767	450	4,317
Due within one and five years	5,957	358	5,599
Due beyond five years	—	—	—
Total	10,724	808	9,916

Accounts receivable in leasing are presented in the Consolidated Balance Sheet under Trade and Other Receivables current and non-current depending on the maturities stated above.

Arauco reports the value of its lease contracts under financial leasing. These contracts include leases of forestry machinery and equipment, for periods not exceeding five years and market interest rates. They also include an early termination option, according to general and special conditions established in each contract.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Arauco holds financial leases as a lessor and lessee detailed within the previous tables. There are no contingent payments or restrictions to note.

NOTE 9. ORDINARY REVENUE

	January - december
Types of Ordinary Revenue	2011 ThU.S.$	2010 ThU.S.$
Sale of goods	4,267,914	3,671,251
Service Contracts	106,581	96,133
Total	4,374,495	3,767,384

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	2011 ThU.S.$	2010 ThU.S.$
Personnel Expenses	341,260	295,399
Wages and salaries	329,158	280,158
Compensation for years of service	12,102	15,241

The main actuarial assumptions used by Arauco in the calculation of the prevision of compensation for year services at December 31, 2011 and 2010 are:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

The following tables detail the balances and the movement of payments for years of service provisioned as of December 31, 2011 and 2010:

	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Current	3,307	3,312
Non-current	36,102	35,964
Total	39,409	39,276

Roll- forward	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Opening balance	39,276	27,667
Current service cost	1,668	1,851
Interest cost	2,553	1,798
Actuarial gains	6,274	11,256
Benefits paid	(6,837)	(5,537)
Increase (decrease) for currency exchange	(3,525)	2,241
Closing balance	39,409	39,276

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY RATE VARIATIONS

Local and foreign currency

Currency assets and liabilities as of December 31, 2011 and 2010 are as follows:

	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Total Current Assets	2,462,660	3,152,116

Cash and Cash Equivalents	315,901	1,043,834
U.S Dollar	196,546	513,303
Euro	58,328	73,573
Real	35,238	41,598
Argentine pesos	4,960	—
Other currencies	7,212	6,902
$ not adjustable	13,617	408,458

Other Financial Assets, Current	—	2,909
U.S Dollar	—	2,909

Other current financial assets	207,196	177,140
U.S Dollar	138,815	119,184
Euro	14	—
Real	23,319	9,104
Argentine pesos	10,553	11,426
Other currencies	12,500	15,023
$ not adjustable	21,995	22,403

Trade and Other receivables-net	740,416	774,289
U.S Dollar	500,790	528,657
Euro	25,800	31,651
Real	70,564	26,748
Argentine pesos	26,827	14,027
Other currencies	30,480	52,300
$ not adjustable	82,754	115,338
U.F.	3,201	5,568

Related party receivables, Current	70,179	18,074
U.S Dollar	69,356	12,657
Real	822	854
$ not adjustable	1	4,563

Inventories	795,104	727,535
U.S Dollar	677,337	614,509
Real	99,304	87,869
$ not adjustable	18,463	25,157

Biological assets, current	281,418	344,096
U.S Dollar	238,812	254,524
Real	42,606	89,572

Tax receivables	37,153	50,131
U.S Dollar	10,763	13,449
Real	6,745	9,156
Argentine pesos	7	—
Other currencies	11,199	10,113
$ not adjustable	1,811	7,668
U.F.	6,628	9,745

Non-Current Assets or disposal groups classified as held for sale	15,293	14,108
U.S Dollar	15,293	14,108

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2011 MUS$	12-31-2010 MUS$
Total Non Current Assets	9,995,062	9,354,216

Other non-current financial assets	1,162	53,407
U.S Dollar	—	53,407
Pesos Argentinos	1,162	—

Other non-current and non-financial assets	99,901	52,352
U.S Dollar	78,046	43,873
Real	19,971	6,701
Argentine pesos	525	301
Other currencies	383	434
$ not adjustable	976	1,043

Trade receivables, non current	7,332	11,965
U.S Dollar	641	4,389
Other currencies	—	205
$ not adjustable	2,538	4,589
U.F.	4,153	2,782

Investment in associates accounted for using equity method	886,706	498,204
U.S Dollar	634,440	428,033
Euro	—	1,336
Real	252,266	68,835

Intangible assets	17,609	11,127
U.S Dollar	12,729	10,699
Real	4,751	269
Other currencies	26	28
$ not adjustable	103	131

Goodwill	59,124	66,231
U.S Dollar	2,857	2,857
Real	56,267	63,374

Property, plant and equipment	5,324,172	5,088,745
U.S Dollar	4,599,582	4,354,417
Euro	37	—
Real	715,486	728,492
$ not adjustable	9,067	5,836

Biological assets, non-current	3,463,166	3,446,862
U.S Dollar	3,060,006	3,038,042
Real	403,160	408,820

Deferred tax assets	135,890	125,323
U.S Dollar	77,179	72,512
Real	46,478	40,370
Argentine pesos	11,688	9,789
Other currencies	150	1,898
$ not adjustable	395	754

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

	Up tp 90 days ThU.S.$	12-31-2011 Fron 91 days to 1 year ThU.S.$	Total ThU.S.$	Up tp 90 days ThU.S.$	12-31-2010 Fron 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	924,097	107,848	1,031,945	722,165	486,896	1,209,061

Other financial liabilities, current	157,944	91,048	248,992	109,051	445,622	554,673
U.S Dollar	143,129	74,523	217,652	95,871	440,318	536,189
Real	11,849	20	11,869	9,980	2,501	12,481
U.F.	2,966	16,505	19,471	3,200	2,803	6,003

Bank Loans	120,847	64,971	185,818	50,602	52,214	102,816
U.S Dollar	108,998	64,951	173,949	40,622	49,713	90,335
Real	11,849	20	11,869	9,980	2,501	12,481

Financial Leases	18	28	46	94	250	344
U.F.	18	28	46	94	250	344

Other Loans	37,079	26,049	63,128	58,355	393,158	451,513
U.S Dollar	34,131	9,572	43,703	55,249	390,605	445,854
U.F.	2,948	16,477	19,425	3,106	2,553	5,659

Trade and Other payables	389,902	7,171	397,073	342,805	19,377	362,182
U.S Dollar	73,583	412	73,995	71,273	2,335	73,608
Euro	43,392	—	43,392	5,648	—	5,648
Real	9,117	—	9,117	39,308	—	39,308
Argentine pesos	32,235	—	32,235	39,085	—	39,085
Other currencies	2,119	—	2,119	1,530	3,020	4,550
$ not adjustable	229,245	3,648	232,893	185,896	11,876	197,772
U.F.	211	3,111	3,322	65	2,146	2,211

Related party payables	9,785	—	9,785	9,209	—	9,209
U.S Dollar	9,751	—	9,751	—	—	—
$ not adjustable	34	—	34	9,209	—	9,209

Other provisions, current	8,607	—	8,607	—	5,842	5,842
U.S Dollar	8,565	—	8,565	—	—	—
Argentine pesos	42	—	42	—	5,842	5,842

Tax liabilities	143,008	1,981	144,989	62,223	664	62,887
U.S Dollar	139,838	1,571	141,409	20,139	—	20,139
Euros	78	—	78	—	—	—
Real	14	—	14	2,572	—	2,572
Argentine pesos	2,219	—	2,219	36,827	—	36,827
Other currencies	30	284	314	706	664	1,370
$ not adjustable	829	126	955	1,979	—	1,979

Current provision for employee benefits	2,976	331	3,307	2,643	669	3,312
U.S Dollar	—	—	—	—	206	206
Other currencies	—	—	—	—	34	34
$ not adjustable	2,976	123	3,099	2,643	429	3,072

Other current non-financial liabilities	211,875	7,317	219,192	196,234	14,722	210,956
U.S Dollar	160,505	5,652	166,157	176,395	2,407	178,802
Real	28,094	—	28,094	16,267	—	16,267
Argentine pesos	5,230	—	5,230	26	—	26
Other currencies	11,626	—	11,626	520	10,708	11,228
$ not adjustable	6,419	865	7,284	3,025	893	3,918
U.F.	1	800	801	1	714	715

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

	Up tp 90 days ThU.S.$	12-31-2011 Fron 91 days to 1 year ThU.S.$	Total ThU.S.$	Up tp 90 days ThU.S.$	12-31-2010 Fron 91 days to 1 year ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,097,788	2,297,839	4,395,627	2,232,876	2,223,820	4,456,696

Other non-current financial liabilities	1,187,737	1,781,278	2,969,015	1,092,922	1,816,507	2,909,429
U.S Dollar	1,067,739	1,278,879	2,346,618	950,795	1,277,116	2,227,911
Real	6,462	690	7,152	6,188	3,578	9,766
U.F.	113,536	501,709	615,245	135,939	535,813	671,752

Bank Loans	406,754	769	407,523	290,815	3,925	294,740
U.S Dollar	400,292	79	400,371	284,627	347	284,974
Real	6,462	690	7,152	6,188	3,578	9,766

Financial Leases	—	—	—	49	—	49
U.F.	—	—	—	49	—	49

Other Loans	780,983	1,780,509	2,561,492	802,058	1,812,582	2,614,640
U.S Dollar	667,447	1,278,800	1,946,247	666,168	1,276,769	1,942,937
U.F.	113,536	501,709	615,245	135,890	535,813	671,703

Other non-current provisions	7,799	1,889	9,688	5,736	1,873	7,609
U.S Dollar	2,959	27	2,986	2,254	11	2,265
Euro	—	—	—	3,100	—	3,100
Real	4,840	—	4,840	382	—	382
Argentine pesos	—	1,862	1,862	—	1,862	1,862

Deferred tax liabilities	753,603	502,630	1,256,233	969,668	399,821	1,369,489
U.S Dollar	553,131	276,008	829,139	734,860	168,436	903,296
Real	200,339	—	200,339	234,808	—	234,808
Argentine pesos	—	226,222	226,222	—	231,385	231,385
Other currencies	—	156	156	—	—	—
$ not adjustable	133	244	377	—	—	—

Non-current provision for employee benefits	27,939	8,163	36,102	30,476	5,488	35,964
U.S Dollar	—	—	—	2,214	—	2,214
Other currencies	—	—	—	—	395	395
$ not adjustable	27,939	5,777	33,716	28,262	5,093	33,355

Other non-current non-financial liabilities	120,710	3,879	124,589	134,074	131	134,205
U.S Dollar	123	—	123	283	105	388
Real	120,586	—	120,586	133,790	—	133,790
Argentine pesos	—	3,607	3,607	—	—	—
U.F.	1	20	21	1	26	27

Subsidiaries that use functional currency other than the U.S. Dollar are as follow:

Subsidiary	Country	Functional currency
Arauco do Brasil S.A	Brazil	Real
Arauco Forest Brasil S.A	Brazil	Real
Arauco Florestal Arapoti S.A	Brazil	Real
Arauco Pisos Laminados S.A	Brazil	Real
Empreendimientos Florestais Santa Cruz Ltda.	Brazil	Real
Catan Empreendimientos e Participacoes S.A	Brazil	Real
Mahal Empreendimientos e Participacoes S.A	Brazil	Real
Arauco Distribución S.A	Chile	Chilean Peso
Investigaciones Forestales Bioforest S.A	Chile	Chilean Peso
Controladora de Plagas S.A	Chile	Chilean Peso

Effect of exchange rate variations

	2011 ThU.S.$	2010 ThU.S.$

Exchange differences recognized in income and loss, except for financial instruments measured atfair value through income and loss	(18,197)	(7,995)

Conversion reserve	(140,238)	45,148

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of borrowing to finance these investment projects.

	2011 ThU.S.$	2010 ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	5.69%	5.94%

Amount of the capitalized interest cost, property, presented as plant and equipment	4,685	8,613

NOTE 13. RELATED PARTIES

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and the Chilean Limited Company Law.

Receivable and payable amounts among related parties at the end of each financial year correspond to commercial operations and financings negotiated in Chilean Pesos, American dollars and Euros, where collection or payment deadlines are outlined in the attached tables and in general do not have adjustment or interest clauses, except for financing transactions.

At the date of these consolidated financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub-managers consist of a fixed monthly rate, with a possible annual discretionary bonus.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Detail of Relationship between Parent Company and Subsidiary

		Origin Country	Functional Currency	% Share 12/31/2011			% Share 12/31/2010
ID Nº	Company Name			Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S. Dollar	0	99.9766	99.9766	0	99.9766	99.9766
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4980	99.9980	1.5000	98.4980	99.9980
—	Arauco Denmark Aps	Denmark	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
96765270-9	Arauco Distribución S.A.	Chile	Chilean pesos	0	99.9992	99.9992	0	99.9992	99.9992
—	Arauco do Brasil S.A.	Brazil	Real	1.7629	98.2361	99.9990	2.4990	97.5000	99.9990
—	Arauco Ecuador S.A.	Ecuador	U.S. Dollar	0.1000	99.8990	99.9990	0.1000	99.8990	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Real	0	79.9992	79.9992	0	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Real	13.3524	86.6466	99.9991	23.1991	76.8000	99.9991
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	0	99.9990	99.9990	0	99,9990	99,9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Pisos Laminados S.A.	Brasil	Reales	0	99.9990	99.9990	0	0	0
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.3953	99.6037	99.9990	0.3953	99.6037	99.9990
—	Araucomex S.A. De C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Catan Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9925	99.9925	0	99.9934	99.9934
96657900-5	Controladora De Plagas Forestales S.A.	Chile	Chilean pesos	0	59.6326	59.6326	0	59.6326	59.6326
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Real	0	99.9754	99.9754	0	99.9766	99.9766
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	0	99.9248	99.9248	0	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	0	97.4281	97.4281	0	97.4281	97.4281
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	0	79.9405	79.9405	0	79.9405	79.9405
—	Forestal Nuestra Señora Del Carmen S.A.	Argentina	U.S. Dollar	0	99.9766	99.9766	9.1600	90.8372	99.9972
—	Forestal Talavera S.A.	Argentina	U.S.Dollar	0	99.9945	99.9945	0	99.9945	99.9945
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Greenagro S.A.	Argentina	U.S. Dollar	0	99.9766	99.9766	0	0	0
—	Industrias Forestales S.A.	Argentina	U.S. Dollar	9.9770	90.0221	99.9991	9.9770	90.0221	99.9991
—	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.6058	1.3932	99.9990	98.6058	1.3932	99.9990
—	Inversiones Celco S.L.	Spain	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	0	99.9771	99.9971	0	99.9771	99.9771
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9923	99.9923	0	99.9934	99.9934
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	90.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Savitar S.A.	Argentina	U.S. Dollar	0	99.9930	99.9930	0	99.9930	99.9930
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995

Subsidiaries listed in the above table and special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Salaries and Termination Benefits received by Key Management Personnel

	2011 ThU.S.$	2010 ThU.S.$	2009 ThU.S.$
Salaries and bonus	49.961	44.386	33.128
Payments to directors for attendance meetings	1.642	1.456	1.333
Termination benefits	3.997	2.296	963
Total	55.600	48.138	35.424

Related Party Receivables

Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Maximum Maturity	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	30 days	1	21
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	30 days	255	536
CMPC Maderas S.A.	95.304.000-k	Common director	Chile	Chilean pesos	30 days	10	—
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,639	3,665
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	30 days	1,457	4,032
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Reales	30 days	822	1,112
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Pesos chilenos	30 days	—	340
Colbun S.A.	96.505.760-9	Common director	Chile	Pesos chilenos	30 days	—	8,368
Eufores S.A.	—	Joint Venture	Uruguay	U.S. Dollar	June 2012	46,889	—
Forestal Cono Sur S.A.	—	Joint Venture	Uruguay	U.S. Dollar	June 2012	19,106	—
TOTAL						70,179	18,074

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Related Party Payables

Name of Related party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Maximum Maturity	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	7,487	5,989
Abastible S.A.	91.806.000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	356	233
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Common director	Chile	Chilean pesos	30 days	4	32
Empresas Copec S.A.	90.690.000-9	Parent Company	Chile	Chilean pesos	30 days	28	27
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	90	—
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos	30 days	4	3
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	30 days	115	131
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	30 days	29	27
Servicios Corporativos Sercor S.A.	96.925.430-1	Associates	Chile	Chilean pesos	30 days	4	4
Puerto de Lirquén S.A.	82.777.100-7	Associates	Chile	Chilean pesos	30 days	162	655
Portuaria del Sur S.A.	96.959.030-1	Associates	Chile	Chilean pesos	30 days	1,349	—
Compañía Puerto de Coronel S.A.	79.895.330-3	Associates	Chile	Chilean pesos	30 days	157	237
CMPC Maderas S.A.	95.304.000-k	Common director	Chile	Chilean pesos	30 days	—	1,826
Sodimac S.A.	96.792.430-k	Common director	Chile	Chilean pesos	30 days	—	45
TOTAL						9,785	9,209

Related party transactions

Purchases

Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Transaction Detail	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Abastible S.A.	91.806.000-6	Affiliate of shareholder	Chile	Chilean pesos	Fuel	4,849	2,897
Empresas Copec S.A.	90.690.000-9	Parent Company	Chile	Chilean pesos	Management service	296	272
Compañía de Petróleos de Chile S.A.	99.520.000-7	Affiliate of shareholder	Chile	Chilean pesos	Fuel and lubricant	111,778	71,424
Compañía Puerto de Coronel S.A.	79.895.330-3	Associates	Chile	Chilean pesos	Transport and stowage	6,882	4,100
Codelco Chile	61.704.000-K	Common director	Chile	Chilean pesos	Supplies	—	1,367
Dynea Brasil S.A.	—	Associates	Brazil	Real	Chemical products	—	9,695
Dynea Brasil S.A.	—	Associates	Brazil	Real	Melamine paper	—	5,466
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	69,819	39,338
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and logs	737	1,087
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	1,692	1,344
Puerto de Lirquén S.A.	82.777.100-7	Associates	Chile	Chilean pesos	Port services	7,454	7,049
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	435	252
Sodimac S.A.	96.792.430-K	Common director	Chile	Chilean pesos	Other purchases	34	248
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Logs and others	1,013	705
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Other purchases	516	893

Sales

Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Transaction Detail	12-31-2011 ThU.S.$	12-31-2010 ThU.S.$
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	Euro	Loans and interest	51,782	—
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	61,161	—
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical power	9,285	2,418
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Other sales	—	9,179
Dynea Brasil S.A.	—	Associates	Brazil	Real	Fuel	—	259
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Electrical power	34,818	26,277
Sodimac S.A.	96.792.430-k	Common director	Chile	Chilean pesos	Wood	7,607	35,873
Stora Enso Industria de Papel S.A.	—	Associates	Brazil	Real	Wood	8,897	8,839
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Woodship	28,543	26,985
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood	742	2,061
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Other sales	2,081	4,567
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Pulp	23,259	16,225
Eufores S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	79,620	—
Forestal Cono Sur S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	24,444	—
Zona Franca Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	27,629	—
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Common director	Chile	Chilean pesos	Electrical power	1,430	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

Disclosure of Subsidiary Investments

Below are new investments or contributions to subsidiaries, which had no effect on results, except the acquisition of 50% of Dynea S.A in 2010.

On December 20, 2011 Alto Parana has acquired 100% of the shares of Greenagro S.A. for a purchase price of of ThU.S.$ 10,746 (MUS$ 6,972 has been paid at the end of 2011), becoming the controlling sharholder of Greenagro. This partnership will complement the productive activities related to industrial plant operations of the subsidiary alto Parana S.A. located in town of Zarate Province of Buenos Aires, Argentina. The price paid is representative of the market value of assets acquired, which mainly correspond to the land and plantations. Arauco made a provisional estimate of market value of net assets acquired, assigning the land the highest value of US$ 7.1 million, according to the requirements of IFRS 3. Arauco has 12 months from the date of acquisition for a final evaluation.

On October 20, 2011, Arauco Pisos Laminados S.A. was incorporated in Brazil, receiving a contribution from our subsidiary Arauco do Brasil S.A. a contribution of ThR$ 10,000 (ThU.S.$ 5,359 to December 31, 2011) equivalent to 100% of the participation. The corporate purpose of this to manufacture, process and trade wood laminate floors.

On June 13, 2011 Inversiones Arauco International Ltda. and Celulosa Arauco y Constitución S.A. sold its shares (82.42% and 9.16% respectively) in subsidiary Nuestra Señora del Carmen S.A. to subsidiary Alto Paraná S.A. for ThU.S.$5,400. As a result, Alto Paraná S.A. owns 100% of the shares of Nuestra Señora del Carmen S.A.

On December 27, 2010 Inversiones Arauco Internacional Ltda. and Celulosa Arauco y Constitución S.A. made a capital contribution amounted to MEUR 99 (ThU.S.$128 to December 31, 2011) and MEUR 1 (ThU.S.$1 to December 31, 2011) respectively, to the new subsidiary named Arauco Holanda Cooperatief U.A., company which bought on January 7, 2011 100% of the shares of Arauco Forest Products B.V. to Arauco Denmark Ap for ThEur 731.

On June 28 and July 14, 2010 the Alto Paraná subsidiary made two additional capital contributions in the amounts of ThReal$17,150 (ThU.S.$9,190 to December 31, 2011) and ThReal$880 (ThU.S.$472 to December 31, 2011) to the Brazilian company Empreendimentos Florestais Santa Cruz Ltda. The abovementioned investments were made as part of the expansion policy of the business throughout the acquisition of forest assets in Brazil. Such transaction will be carried out by the related company Catan Empreendimentos e Participaçiónes S.A., of which, Empreendimentos Florestais Santa Cruz Ltda. and Arauco Forest Brasil S.A. own 25.24% and 74.76%, respectively.

On March 15, 2010 Arauco, through its subsidiary Placas do Paraná S.A. (now Arauco do Brasil S.A.) made a contribution of ThU.S.$15,000 (ThU.S.$ 6,977 net cash and cash equivalents acquired) to acquire 50% of the shares of Dynea Brasil S.A. As a result, Placas do Paraná S.A. (now Arauco do Brasil S.A.) holds 100% of participation in Dynea Brasil S.A. This investment generated negative goodwill of ThU.S.$1,113 presented in the income statement under Other income (loss).

In April, 2010, Placas do Paraná S.A. merged into Dynea Brasil S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

On January 4, 2010, the corporate reorganization was approved as a consequence of the merging by absorption done by the subsidiary Alto Paraná S.A, of Faplac S.A. and Flooring S.A. effective last January 1, 2010.

The following tables show the fair value of the assets and liabilities acquired at the acquisition date, as disclosed in Note 4:

GREENAGRO S.A.	12-20-2011 ThU.S.$
Cash	537
Trade accounts receivable	32
Inventory	826
Property, plant and equipment	7,970
Biological assets	1,838
Other assets	7
Total Assets	11,210
Trade payables	37
Deferred income tax	386
Other liabilities	19
Total Liabilities	442

DYNEA BRASIL S.A.	03/15/2010 ThU.S.$
Cash	8,023
Trade accounts receivable	3,621
Inventory	4,535
Property, plant and equipment	29,212
Deferred income tax	140
Other assets	933
Total Assets	46,464

Trade payables	6,707
Deferred income tax	8,267
Other liabilities	854
Total Liabilities	15,828

The following table shows the negative goodwill for the investment in Dynea Brasil S.A.:

2010	Dynea ThU.S.$
Paid value (+)	15,000
50% acquired in previous years (+)	14,523
Fair value of assets and liabilities acquired (-)	30,636
Negative goodwill	(1,113)

Details of the subsidiaries are described in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Summarized financial information of major subsidiaries of Arauco:

Significant subsidiary	Aserraderos Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S.Dollar
Percentage of participation	99.9992

	12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current subsidiary	389,044	57,953
Non-current of subsidiary	297,896	18,526
Total subsidiary	686,940	76,479

	12-31-2010
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	397,995	71,576
Non-current of subsidiary	245,817	19,535
Total subsidiary	643,812	91,111

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Income of subsidiary	582,159	525,587
Expenses of subsidiary	(523,387)	(456,390)
Net Gain (loss) of subsidiary	58,772	69,197

Significant subsidiary	Paneles Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S.Dollar
Percentage of participation	99.9992

	12-31-2011
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	403,232	50,167
Non-current of subsidiary	404,455	79,828
Total subsidiary	807,687	129,995

	12-31-2010
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	451,136	51,677
Non-current of subsidiary	314,987	86,999
Total subsidiary	766,123	138,676

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Income of subsidiary	618,285	568,796
Expenses of subsidiary	(566,914)	(488,477)
Net Gain (loss) of subsidiary	51,371	80,319

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Significant subsidiary	Inversiones Arauco Internacional Ltda.
Country of incorporation	Chile
Functional currency	U.S.Dollar
Percentage of participation	99.9986

	12-31-2011
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	29,446	2,485
Non-current of subsidiary	2,309,012	2,866
Total subsidiary	2,338,458	5,351

	12-31-2010
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	43,804	1,931
Non-current of subsidiary	1,954,721	2,220
Total subsidiary	1,998,525	4,151

	12-31-2011	12-31-2010
	MUS$	MUS$
Income of subsidiary	26,389	100,441
Expenses of subsidiary	(2,561)	(22,559)
Net Gain (loss) of subsidiary	23,828	77,882

Significant subsidiary	Forestal Arauco S.A.
Country of incorporation	Chile
Functional currency	U.S.Dollar
Percentage of participation	99.9248

	12-31-2011
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	15,497	320,345
Non-current of subsidiary	2,963,254	364
Total subsidiary	2,978,751	320,709

	12-31-2010
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current subsidiary	9,311	313,024
Non-current of subsidiary	2,917,877	337
Total subsidiary	2,927,188	313,361

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Income of subsidiary	69,234	54,420
Expenses of subsidiary	(22,694)	(30,194)
Net Gain (loss) of subsidiary	46,540	24,226

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

On December 21, 2011, Arauco made a ThU.S.$ 3,302 contribution of capital to the company Puerto de Lirquen S.A. As a result, at the end of 2011, Arauco held 20.20 % of the capital of such company.

On December 14, 2011, was made a capital contribution of ThU.S.$5,004 to Inversiones Puerto Coronel S.A. This contribution did not change the percentage of participation in this company.

On November 17, 2011, our subsidiary Arauco Forest Brazil S.A., made a contribution of ThU.S.$232,916 to the Brazilian company Centaurus Holding S.A., representing an ownership interest of 43.05%. This investment was conducted in conjunction with Klabin S.A., one of the most important companies in the forestry sector located in Brazil.

In November 2011, Centaurus Holding S.A. acquired 100% of the voting rights of the brazilian company “Florestal Vale do Corisco Ltda., a company that owns 107,000 hectares in the State of Parana. This transaction strengthens the position of Arauco in the forestry sector in Brazil for the development of its industrial operations and ensures the supply of wood of future projects. Further this transaction had no impact on the results of Arauco.

On March 29, 2011 Novo Oeste Gestao de Ativos Florestais S.A. was incorporated, receiving a capital contribution from our subsidiary Arauco Forest Brasil S.A. of ThReal 1,225 in exchange for 1,225,000 shares representing 48.9912% of ownership. The corporate purpose of this company is the management of forestry assets and commercialization of wood.

On February 2, March 12, May 10 and July 9, 2010 capital contributions in an amount equal to ThU.S.$2,000 each, were made to the associated company Inversiones Puerto Coronel S.A. These contributions of capital do not modify the percentage of participation in this associate.

The information operations have no effect on the consolidated financial statements.

The following table shows information on Investments in Associates as of December 31, 2011 and 2010, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Dock and warehousing operations for owned assets and third parties, loading and unloading of all classes of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.20216%	20.13809%
	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$ 46,238	ThU.S.$44,077

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Investments in movables and real estate, company acquisitions, securities and investment instruments, investment management and development and/or participation in businesses and companies related to industrial, shipping, forest and commercial activities.
Percentage Share in Associate %	50.00%
	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$ 36,273	ThU.S.$31,453

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of companies related to Business Management
Percentage Share in Associate %	20.00%
	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$ 1,153	ThU.S.$ 1,349

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %	20.00%
	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$ 36,280	ThU.S.$38,694

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening company genetic programs and improving the competitive position of the Chilean forestry industry for priority species.
Percentage Share in Associate %	25.00%
	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$ 70	ThU.S.$62

Name of Associate	Consorcio Tecnológico Bioenercel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	To develop technologies which will allow implementing a biofuel industry in Chile, obtained from lingo- cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Percentage Share in Associate %	20%
	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$ 311	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Novo Oeste Gestao de Ativos Florestais S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Management of forestry activities and commercialization of wood and others.
Percentage Share in Associate %	48.9999%
	12/31/2011	12/31/2010
Investment in Associate	(ThU.S.$ 2,986)	—

Name of Associate	Centaurus Holding S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Management of forestry activities.
Percentage Share in Associate %	43.05%
	12/31/2011	12/31/2010
Investment in Associate	ThU.S.$ 218,972	—

Summarized financial Information of Associates

	12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current	144,156	50,840
Non-current	1,022,986	154,919
Equity	—	961,383
Total Associates (*)	1,167,142	1,167,142

	12-31-2010
	Assets	Liabilities
	ThU.S.$	ThU.S.$
Current	108,108	38,565
Non-current	390,685	10,523
Equity	—	449,705
Total Associates (*)	498,793	498,793

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Income	305,866	261,860
Expenses	(295,945)	(255,704)
Net income (loss) (*)	9,921	6,156

(*)	Includes Investments in associates that do not qualify as Joint Ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Investments in associates accounted for using the equity method, opening balance	498,204	476,101
Investment Changes in Associate and Joint Ventures Companies
Investments in associates, Additions	236,443	23,000
Investment in joint ventures, Additions	177,397	39,559
Negative goodwill immediately recognized	—	1,113
Equity in income (Loss) investments in associates	(1,012)	1,906
Equity in income (Loss) joint ventures	(10,885)	(9,599)
Dividends Received, Investments in Associates	(1,718)	(5,737)
Increase (Decrease) in foreign exchange translation of investment in associates	(12,972)	1,045
Other Increase (Decrease) in investment in associates	1,249	(29,184)
Changes in Associate Company Investments, Total	388,502	22,103
Investments accounted for using the equity method, closing balance	886,706	498,204

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Investments in associates	339,297	115,635
Investment in joint ventures	547,409	382,569
Investments accounted for using the equity method, closing balance	886,706	498,204

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES

Realized Investments

In August and December of 2011, the Dutch subsidiary Arauco Holanda Cooperatief U.A. made contributions of ThU.S.$138,904 to the associated Celulosa y Energía Punta Pereira S.A. (Uruguay), obtaining a 38.09% of participation rate. Result of this contribution, Inversiones Arauco Internacional Ltda. which made contributions of ThU.S.$21,993 in 2011, decreased its participation to a 11.91%, remaining Arauco Group with 50 % control of the Joint Venture.

This operation have no effect on the consolidated financial statements.

Investments in Uruguay

The main assets acquired from Ence during the year 2009 are: 130,000 hectares of land (of which 73,000 hectares are forestry plantations and 6,000 hectares are under agreements with third parties); one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All these assets were added to the land and plantations that Stora Enso and Arauco control through a joint venture in Uruguay, which currently maintains forestry equity of approximately 265 thousand hectares of land, of which 149 thousand hectares are planted.

During 2010, Arauco made contributions to companies in Uruguay amounting to ThU.S.$39,559. In 2011, Arauco made capital contributions to these companies for a total of ThU.S.$.177,397, in order to carry out the “Montes del Plata project” having received Stora Enso’s commitment to build a state of the art pulp mill with a guaranteed annual capacity of 1.3 million tons, a dock and a power plant that generates energy from renewable sources in Punta Pereira, an area located in the Colonia department in Uruguay.

The investments in Uruguay mentioned above qualify as joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between and Arauco and this company has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The following is summarized financial information of the shares significant joint ventures:

Forestal Cono Sur S.A. (consolidated)	12-31-2011		12-31-2010
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	26,137	45,384	13,735	4,792
Non-current	288,733	13,289	274,224	13,060
Equity	—	256,197	—	270,107
Total Joint Venture	314,870	314,870	287,959	287,959

Investment	128,098		135,054

	12-31-2011		12-31-2010
	ThU.S.$		ThU.S.$
Income	2,584		3,372
Expenses	(16,494)		(9,337)
Joint Venture Net Income (Loss)	(13,910)		(5,965)

Eufores S.A. (consolidated)	12-31-2011		12-31-2010
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	44,531	165,823	26,252	31,120
Non-current	552,130	28,178	415,532	23,358
Equity	—	402,660	—	387,306
Total Joint Venture	596,661	596,661	441,784	441,784

Investment	201,258		193,653

	12-31-2011		12-31-2010
	ThU.S.$		ThU.S.$
Income	32,929		43,298
Expenses	(48,552)		(51,318)
Joint Venture Net Income (Loss)	(15,623)		(8,020)

Eka Chile S.A.	12-31-2011		12-31-2010
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	25,312	5,235	19,546	6,582
Non-current	30,446	3,521	31,524	3,768
Equity	—	47,002	—	40,720
Total Joint Venture	55,758	55,758	51,070	51,070

Investment	23,501		20,360

	12-31-2011		12-31-2010
	ThU.S.$		ThU.S.$
Income	75,219		42,467
Expenses	(68,937)		(45,454)
Joint Venture Net Income (Loss)	6,282		(2,987)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

At the end of this accounting period, we had the following information:

Effects from the economic crisis

The decrease in demand for sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States have led Arauco to decide to permanently close during the fiscal year 2009 and 2008, and during first months of 2010 Arauco had stopped activities of the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coronel, Coelemu, Horcones II, and the remanufacturing plant Lomas Coloradas. All closed facilities are located in Chile.

During May 2010, Horcones II plant restarted operations and in June 2010 the Plant of Coronel was sold. By the continuing investment in equipments and technologies and more intensive use of our facilities, an important part of the production capacity of the plants have been supplied, and determined that the closure of Araucana, Escuadron, Aserradero Lomas Coloradas, Coelemu sawmills and Lomas Coloradas remanufacturing plant is considered as permanent. As of the closing date of these Consolidated Financial Statements, the assets associated with these plants located in Chile are classified as Assets held for sale, as mentioned in Note 22.

Since the beginning of 2009, the complicated market condition affected the Bosseti sawmill operation located in Argentina and the Company decided to shut it down in December 2010 and to adapt its operational structure to the reality of the business, converting the operation using its land and buildings as a logistics center. At the end of 2010, the Company registered ThU.S.$2,000 as impairment provision related to machinery and installations which at the end of 2011 have a value of ThU.S.$1,500 (after discounting the provision). To date, the Company is working on classification and management of these assets to have the approval of the administration for its subsequent sale.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value, making the corresponding provision in the event that the recoverable value is less than the book value. These estimates were made by both external and internal evaluators.

Effects from the earthquake

Immediately after the earthquake that impacted the southern central region of Chile on February 27, 2010, an area in which the Company maintains its industrial operations, all of our production units applied their contingency plans. This involved shutting down operations and evaluating the damage caused to each facility by the earthquake.

Mutrún sawmill located in Constitución was destroyed by floodwaters. This facility represented a 6% of the Arauco’ saw timber production capacity in Chile.

Arauco’s industrial facilities, 34 in Chile, have resumed their activities in the shortest time possible. As of the date of this Financial Statement, all of its facilities are operating including line II of the Arauco Pulp Mill from February, 2011.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The suspension of the Company’s operations in Chile resulted in a decrease in sales volumes and adverse effects on the result of the Company.

Insurance

Damages caused by the earthquake were adequately covered by the following insurance policies:

•	All risk of physical assets and income (loss)

•	All transport risk and all inventory losses

•	Residential Fire

•	All construction risk

These Consolidated Financial Statements reflect the receipt by Arauco of insurance payments in respect of claims for damage that arose from the earthquake and tsunami occurred on February 27, 2010. In 2011, these payments amounted to U.S.$254 million (U.S.$285 million in 2010). Arauco’s aggregate recovery was U.S.$539 million as of 31, December 2011 (of which U.S.$211 million corresponds to physical damages and U.S.$328 million are attributed to the losses arising from the stoppage of activities), which is the total and final compensation to be received by Arauco as settled with the insurance companies.

Related expenses to the damage produced by the earthquake were recognized when the relevant events occurred, but accounts receivable from insurance companies related to these expenses, in addition to the closure of the plant as a result of the earthquake, were recognized only when there was sufficient supporting documentation and /or at the time of the reception of the cash flows.

Other effects

In December 2011, particle board (PBO) lines of Curitiba Plant (Brasil) were shut down due to the high cost of maintainance, with the consequential losses that this generated. The company registered ThU.S.$6,088 as impairment provision related to machinery and equipments.

Cash-Generating Unit with Impaired Assets

Information on Impaired Assets as of December 31, 2011 amounted to ThU.S.$2,000 by closing of Bossseti sawmill located in Argentina, and amounted to ThU.S.$6,088 by closing lines of Curitiba Plant.

Disclosure of Asset Impairment

Information on Impairment of Property, Plant and Equipment due to technical obsolescence and damages from the earthquake and tsunami as of December 31, 2011 and 2010:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence
	12/31/2011	12/31/2010
Information relevant to the sum of all impairment	ThU.S. $ 3,492	ThU.S. $2,769

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Earthquake and tsunami
	12/31/2011	12/31/2010
Information relevant to the sum of all impairment	ThU.S. $ 39,124	ThU.S. $144,207

At the date of these financial statements has reversed the most of the associated impairment provision of physical damage of property, plant and equipment product of earthquake and tsunami. The amount of the existing provision is referred to assets that are in the process of repair and / or replacement, the majority concluded at the end of 2011.

Goodwill

Goodwill is allocated to the groups of cash-generating units that generate such goodwill. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. As of December 31, 2011 this goodwill amounted to ThU.S.$ 56,267 (ThU.S.$63,374 at December 31, 2010). The variation is due only to the conversion adjustment to Real, which is the functional currency for the subsidiaries in Brazil, therefore, there has been no impairment provision.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Lawsuits or other Legal Proceedings

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

1. On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio procedure against the Company’ Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years, which includes the principal amount owed, interest and fines.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex-oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$1,369 at December 31, 2011).

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for precautionary measures.

On May 13, 2010 the Federal Appeal Court decided to accept the precautionary ruling requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This precautionary ruling was granted by the Federal Appeal Court subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. After some precisions made by APSA on the abovementioned policy, on June 2, 2010, the Federal Appeal Court accepted this surety filed by APSA and ordered to notify the precautionary ruling granted to the AFIP. On June 4, 2010 the AFIP was notified on this precautionary ruling, which is final since June 22, 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

In spite of the TFN’s ruling, the opinion issued by APSA’s external counsel continued to be that APSA has proceeded in a lawful manner in deducting the amount questioned by the State. External counsel maintains that there is a good chance that the TFN’s ruling will be overruled and that the AFIP’s ex-oficio decision will be rendered without effect. Due to the above, no provisions have been recognized for the periods in which the Negotiable Obligations were in force.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$2,430 at December 31, 2011) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S$380 at December 31, 2011), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, 2011 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was fileds before the Court. On July, 14, 2011 the AFIP answered the petition of this brief. On October 7, 2011 a brief was presented stating the interest of solving the cause. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. Currently, expert reports have already been submitted, most of which were against the Companys position. On September 5th, 2011, the Company submitted its observations to the expert reports together with certain technical reports in support thereof. Furthermore, it was ordered a personal inspection by the court to be held in the month of March 2012.

3. With regard to the Nueva Aldea Mill, on December 21, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Arauco, as jointly responsible, and also against the Company directly. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, against Arauco, as jointly responsible, and also against Arauco directly.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three persons working for the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. This contractor was undertaking construction work at the Nueva Aldea Pulp Mill in December 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

These three workers allegedly suffered irradiation from handling certain equipment and materials belonging to a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. After being notified of these complaints, the Company opposed them on the basis of lack of jurisdiction, and, answered the principal complaints, arguing that they are invalid for failure to state a claim. The Company also responded to the secondary complaints made directly against the Company, requesting that they be rejected for lacking any merit. All these demands have been consolidated into a single action, for which a trial is currently underway. On March 23, 2011, Echeverría Izquierdo Montajes Industriales S.A. terminated all proceedings through out-of-court settlements with the plaintiffs, without acknowledging its liability. As a result, it waived all of its rights against the former as well as the other defendants, Leonel Espinosa Canales and Celulosa Arauco y Constitución S.A. On March 24, 2011, the settlement was submitted to the court for their approval. On April 27, 2011 the court approved the settlement.

Based on these same events, on November 10, 2009, the Company was notified of a labor complaint, pursuant to a general application procedure initiated by 14 ex-employees of Echeverría Izquierdo Montajes Industriales S.A. construction company, against the latter as a principal complaint, and against Arauco as jointly responsible, based on emotional distress suffered due to alleged exposure to a radioactive isotope during the accident that occurred in Planta Nueva Aldea on December 14 and 15, 2005. The Court denied the complaint based on the applicable statute of limitation. This case has been terminated through the abovementioned settlement. To date the withdrawal es approved and the cause is filed and closed.

Based on these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place in December 2005.

Notified of said complaint, the Company opposed it on the basis of lack of jurisdiction, and, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court dismissed the complaint on the grounds that the plaintiff had ceased in his procedural activity for more than six months, which was then challenged by the plaintiff. The Appeals Court subsequently overruled the dismissal, rejecting the lower court’s argument of abandonment. Therefore, the processing of this case, was resumed, and a hearing was set for conciliation and testing on January 25, 2011. The hearing was not held on the mentioned date. The court was on setting new date and time. This is the only case that continues pending.

4. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. As of the date of issuance of these financial statements, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

5. Regarding Licancel plant, on June 22, 2011 the Company was notified by rogatory letter of a action seeking damages for an alleged tort liability, filed by twelve fishermen of the Mataquito river before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011, arising out of the dead fish allegedly found in the malaquito river on June 5, 2007. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability. On January 30, 2011 the plaintiffs requested that was decided statement of evidence. On January 2, 2012, the court provided “Documents-auto” case pending of issued statement of evidence.

6. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed objections pointing to defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The case is currently under review by the Chillan Court.

7. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to reclaim an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified of this action.

As a result on May 18, 2008, the Company filed a motion to correct the claim, which was allowed and accepted by the Court. As of this date, the plaintiff has not corrected the defects of its claim finding the case pending.

8. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12th, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A.

On March 10, 2011, Forestal Celco S.A. answered the claim. As of December 28, 2011 began the trial period, ending on January 20, 2012.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

9. On September 23, 2008, 28 workers submitted a lawsuit against their employer, Gama Services (which rendered services for Bosques Arauco S.A.subsidiary of Celulosa Arauco y Constitución S.A.), and Bosques Arauco S.A., for an alleged joint and several liability, requesting that the termination of their labor agreements be declared unjustified, demanding for the full payment of their social security and health benefits as well as the payment of severance for their years of service, dismissal notice, vacations, remunerations and extra hours. Said lawsuit was submitted before the 5th Labor Court of Santiago, under Docket number 780-2008, with an undetermined claimed amount.

On January 4, 2011, Bosques Arauco S.A. received the notice of the definitive first instance ruling against Gama Services, ordering the payment of all claimed compensations, including remuneration and social security and health benefits, until the validation of the dismissal or until the ruling has been executed. Simultaneously, the ruling joint and severally condemns the Company to pay various compensations –including social security payments - that are calculated until the day of the dismissal. On January 10, 2011, the Company entered a clarification remedy and appeal requesting the complete revoking of the ruling. The clarification remedy was rejected. The court has issued a judgment favorable to the plaintiff. To date, payment of the judgment is still pending.

10. On November 17, 2003, Bosques Arauco S.A., an affiliate of Celulosa Arauco y Constitución S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which has allegedly been exploited by Bosques Arauco S.A., in blatant disregard of her property interest. On June 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Ilustrísima Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, the plaintiff also requested damages for the pain and suffering she had allegedly personally endured. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged pain and suffering was not an issue in the judicial proceedings and, hence, that the ruling should not include any such damages.

11. On April 29, 2004, Aserraderos Arauco S.A. was served a breach of contract plus damages claim filed by Ingeniería y Construcciones Ralco Ltda. This claim was submitted before the 2nd Civil Court of Concepción, Docket number 3218-2003.

The plaintiff argues that the contracts entered into with sawmill administrators have an effect over Aserradores Arauco S.A.

In this suit, the evidentiary ruling was issued, but it has not yet been notified. There have been no actions for over a year and it is currently archived.

12. On December 12, 2010, the company Sociedad Forestal Cholguán S.A. was notified of a boundaries and site fencing claim, submitted by Banfactor Servicios Financieros Limitada’s Receiver before the 30th Civil Court of Santiago, file number 12.825-2010, labeled “Banfactor Servicios Financieros Limitada and Forestal Cholguán S.A.”, which seeks

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

to set the boundaries and site fencing between the neighboring property owned by Forestal Cholguán S.A., named Hacienda Canteras, and a estate named “Fundo Roma”. An expert determined that there is not any land adjoining called “Fundo Roma”, finding Hacienda Canteras perimeter closed and demarcated for many years. Currently, the process is in a fault condition, awaiting that the expert appointed by the Court submits his/her report. Within the context of these same proceedings, on December, 2010, the Court issued a cautionary injunctive measure prohibiting the execution of acts or agreements regarding the lumber and forest products located within “Fundo Roma”, measure which was contested by the Company. On July 29, 2011, the Court decided to maintain the aforementioned cautionary injunctive measure.

13. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency with respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

At December 31, 2011 and the date of issue of these financial statements there are no changes to the legal situation of the matters mentioned in the preceding paragraphs and included in the financial statements at December 31, 2010, so that no additional provisions registered at that date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Provisions as of December 31, 2011 and 2010 are as follow:

	12-31-2011	12-31-2010
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	8,607	5,842
Legal claims provision	8,405	5,842
Other provision	202	—
Provisions, non-Current	9,688	7,609
Legal claims provision	6,702	7,609
Other provision	2,986	—

Total Provisions	18,295	13,451

	12-31-2011
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,451	—	13,451
Changes in provisions
Increase in existing provisions	4,183	218	4,401
Used provisions	(520)	—	(520)
Reversal of provision	(533)	—	(533)
Increase (decrease) in foreign currency exchange	(1,473)	—	(1,473)
Other Increases (Decreases)	(1)	2,970	2,969
Total Changes	1,656	3,188	4,844
Closing balance	15,107	3,188	18,295

	12-31-2010
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	14,582	50	14,632
Changes in provisions
Increase in existing provisions	5,024	—	5,024
Used provisions	(6,849)	(50)	(6,899)
Increase (decrease) in foreign currency exchange	665	—	665
Other Increases (Decreases)	29	—	29
Total Changes	(1,131)	(50)	(1,181)
Closing balance	13,451	—	13,451

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Arauco holds the following main intangible assets:

Computer software

Rights

Disclosure of Identifiable Intangible Assets

	12-31-2011	12-31-2010
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	17,609	11,127
Computer software	9,217	4,054
Water rigths	5,811	5,777
Other identifiable intangible assets	2,581	1,296
Classes of identifiable intangible Assets, gross	38,547	26,694
Computer software	30,155	19,601
Water rigths	5,811	5,777
Other identifiable intangible assets	2,581	1,316
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(20,938)	(15,567)
Accumulated amortization and impairment, intangible assets	(20,938)	(15,567)
Computer software	(20,938)	(15,547)
Other identifiable intangible assets	—	(20)

Reconciliation between opening and closing book values

	12-31-2011
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	4,054	5,777	1,296	11,127
Changes
Additions	6,289	22	1,308	7,619
Amortization	(1,897)	—	—	(1,897)
Increase (decrease) in foreign currency conversion	771	12	(23)	760
Changes Total	5,163	34	1,285	6,482
Closing Balance	9,217	5,811	2,581	17,609

	12-31-2010
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	4,381	5,730	1,043	11,154
Changes
Additions	1,282	47	265	1,594
Amortization	(1,615)	—	—	(1,615)
Increase (decrease) in foreign currency conversion	6	—	(12)	(6)
Changes Total	(327)	47	253	(27)
Closing Balance	4,054	5,777	1,296	11,127

		Minimun life	Maximum life
Computer Software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income under Administration Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Arauco’s biological assets are its forestry plantations of mainly radiata and taeda pine and a lesser degree of eucalyptus. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.6 million hectares, of which 980 thousand hectares are used for forestry planting, 405 thousand hectares are native forest, 153 thousand hectares are used for other purposes and 59 thousand hectares will be planted.

As of December 31, 2011 the logs production volume totaled 18.4 million cubic meters (16.6 million cubic meters as of December 31, 2010).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forest equity is projected assuming that total volume does not decrease and a minimum demand equal to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

•

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the

Consolidated Statements of Income under Other income by activity, as of December 31, 2011 amounted to ThU.S.$229,889 (ThU.S.$221,501 as of December 31, 2010). Additionally, cost of sales include a higher cost of ThU.S.$253,019 as of December 31, 2011 (ThU.S.$200,320 as of December 31, 2010) resulting from the difference between the cost of wood at fair value versus actual cost incurred.

•	Forests are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are: in Chile 8%, in Argentina 12% and in Brazil 10%.

•	It is assumed that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

The following chart show changes in the balance of biological assets considering varariations in significant assumptions considered at calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(118,630)
	-0.5	127,101
Margins	10	397,848
	-10	(397,848)

Differences in the valuation of biological assets in the discount rate and the margins are recorded in the Income Statement under item Other Operating Income and Other Operating Expenses depending on whether this is profit or loss.

Forestry plantations classified as current assets correspond to those to be harvested within 12 months.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in partnership with Stora Enso, which are presented in these consolidated financial statements under the equity method (see Note 16).

As of December 31, 2011, Arauco’s investment in Uruguay represented a total of 133 thousand hectares, of which 74 thousand hectares are allocated to plantations, 7 thousand hectares to native forest, 46 thousand hectares for other uses, and 6 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There is no forestry plantations pledged as security, except for those belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, pledges without transfer and agreements not to prohibit sell and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land.

As of December 31, 2011, the fair value of these forests reached ThU.S.$9,322 (ThU.S.30,222 as of December 31, 2010).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Current	281,418	344,096
Non-current	3,463,166	3,446,862
Total	3,744,584	3,790,958

Biological Assets Movement

Movement	12-31-2011 ThU.S.$
Opening Balance	3,790,958
Changes in Biological Assets
Additions	145,867
Decreases due to Sales	(1,287)
Decreases due to Harvest	(346,423)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	229,889
Increases (decreases) in Foreign Currency Translation	(56,403)
Loss of forest due to fires	(18,017)
Total Changes	(46,374)
Closing Balance	3,744,584

Movement	12-31-2010 ThU.S.$
Opening Balance	3,757,528
Changes in Biological Assets
Additions	112,320
Decreases due to Sales	(2,832)
Decreases due to Harvest	(302,808)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	221,501
Increases (decreases) in Foreign Currency Translation	21,501
Loss of forest due to fires	(16,252)
Total Changes	33,430
Closing Balance	3,790,958

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Environment Related Disbursement Information

As of December 31, 2011 and 2010, Arauco made the following disbursements related to its main environmental projects:

	12/31/2011	Disbursements undertaken 2011				Committed Disbursements
Company	Name of Project	State of Project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	4,721	Asset	Property, plant and equipment	6,244	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	54	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,744	Asset	Property, plant and equipment	3,506	2012
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	132	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,832	Asset	Property, plant and equipment	590	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	1,965	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,711	Asset	Property, plant and equipment	4,344	2012
Celulosa Arauco Y Constitucion S.A.	Construction of Outlets	Finished	330	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,583	Asset	Property, plant and equipment	2,426	2012
Alto Parana S.A.	Construccion Emisario	In process	39	Asset	Property, plant and equipment	774	2012
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2	Asset	Property, plant and equipment	2,606	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	247	Asset	Property, plant and equipment	546	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	1,416	Expense	Administration expenses	1,976	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	474	Asset	Property, plant and equipment	257	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	3,288	Asset	Operating cost	2,510	2012
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	390	Expense	Administration expenses	400	2012
Forestal Celco S.A.	Environmental improvement studies	Finished	853	Asset	Property, plant and equipment	—	—
Forestal Celco S.A.	Environmental improvement studies	In process	407	Expense	Administration expenses	552	2012
Forestal Valdivia S.A.	Environmental improvement studies	In process	244	Expense	Administration expenses	126	2012

		TOTAL	23,432			26,857

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2010 Name of Project	Disbursements undertaken 2010				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A.	Construction of Outlets	Finished	3,915	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	1,752	Asset	Property, plant and equipment	158	2011
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	19,142	Expense	Operating cost	0	0
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	1,096	Expense	Operating cost	0	0
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	5,410	Asset	Property, plant and equipment	251	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	370	Expense	Operating cost	28	2011
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	1,125	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	394	Expense	Operating cost	0	0
Alto Paraná S.A.	Construction of Outlets	In process	705	Asset	Property, plant and equipment	813	2011
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	726	Asset	Property, plant and equipment	3,486	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	467	Expense	Administration expenses	500	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,696	Expense	Operating cost	2,264	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	3,329	Asset	Property, plant and equipment	0	0
Paneles Arauco S.A	Environmental improvement studies	In process	898	Expense	Administration expenses	2,080	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	702	Asset	Property, plant and equipment	22	2011
Forestal Celco S.A	Environmental improvement studies	In process	853	Asset	Property, plant and equipment	853	2012
Forestal Celco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	586	Asset	Property, plant and equipment	0	0
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,820	Asset	Property, plant and equipment	2,285	2011

		Total	44,986			12,740

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. ASSETS HELD FOR SALE

Due to the decrease in demand for saw timber products due primarily to the reasons described in Note 17, have led Arauco’s Management to decide permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Lomas Coelemu and the remanufacturing plant Lomas Coloradas. Fixed assets related to these facilities are available for sale, renewed efforts were begun to sell the assets involved. As of December 31, 2011, Arauco remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected due to the pursuit of beneficial transactions.

Information on the main types of non-current assets held for sale:

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Land	5,011	5,003
Buildings	5,739	5,877
Property, plant and equipment	4,543	3,228
Total	15,293	14,108

As of December 31, 2011 the effect recognized in the item Other Operating Expenses related to impairment of these assets held for sale is ThU.S.$625 (ThU.S.$ 926 at December 31, 2010).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments as of December 31, 2011 and 2010. An informative estimate of fair value is shown for instruments valued at amortized cost.

Financial Instruments	December 2011		December 2010
	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair Value ThU.S.$
Assets

Fair value with change in Income and Loss (negotiation) (1)		155,751		270,720
Interest Rate Swaps		—		2,909
Forward		—		—
Mutual funds (2)		155,751		267,811
Loans and Accounts Receivables	907,898	907,898	1,562,277	1,562,277
Cash and cash equivalents	160,150	160,150	776,023	776,023
Cash	31,624	31,624	69,955	69,955
Fixed term Deposits	128,526	128,526	705,694	705,694
Agreements	—	—	374	374
Accounts Receivables (net)	747,748	747,748	786,254	786,254
Trades and Notes Receivables	639,761	639,761	609,730	609,730
Leases	5,841	5,841	9,916	9,916
Other Debtors	102,146	102,146	166,608	166,608
Hedging		1,162
Swap foreign exchange		—		53,407
Provision of the guarantee		1,162

Financial Liabilities, Total	3,615,080	3,820,734	3,826,284	3,983,667
Financial Liabilities at amortized cost (3)	3,610,374	3,816,028	3,811,751	3,969,134
Bonds issued in Dollars	1,985,244	2,186,270	2,374,258	2,527,933
Bonds issued in UF (4)	634,670	653,561	677,362	694,968
Banck Loans in Dollars	574,665	561,476	375,309	364,751
Banck Loans in other currencies	18,676	17,602	22,247	18,907
Financial Leasing	46	46	393	393
Trades and other Payables	397,073	397,073	362,182	362,182
Financial liabilities with change in Income and Loss		3,612		14,533
Hedging		1,094		—
Swap		185
Forward		909

(1)	Assets measured at fair value through income or loss other than mutual funds classified as cash equivalents, are presented in the Consolidated Balance Sheet in Other Financial Assets.
(2)	Although this item is disclosed in note IFRS 7 as Fair Value with change in income and loss according to expected sales in short term; in this Consolidated Balance Sheet, it is classified as Cash and cash equivalents for its high level of liquidity.
(3)	Financial liabilities measured at amortized cost, others than Trade creditors and Other accounts payable and financial liabilities held for trading are presented in this Consolidated Balance Sheet in Other financial liabilities, current and non-current according to their maturity.
(4)	UF is a Chilean measure which incorporates the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Here are short-term portion of long-term debt of financial debt as of December 31, 2011 and 2010:

	December 2011	December 2010
	ThU.S.$	ThU.S.$
Obligations with banks and financial institutions long term - short term portion	85,124	63,344
Bonds - short term portion	58,607	436,980
Total	143,731	500,324

The following table shows Arauco’ net debt to equity ratio level as of December 31, 2011 and 2010:

	December 2011	December 2010
	ThU.S.$	ThU.S.$
Financial debt, current	244,471	540,140
Financial debt, non-current	2,968,830	2,909,429
Total	3,213,301	3,449,569
Cash and cash equivalent	(315,901)	(1,043,834)
Net financial debt	2,897,400	2,405,735
Non-controlling participation	90,543	108,381
Net equity attributable to parent company	6,939,607	6,732,194
Total consolidated equity	7,030,150	6,840,575

Total net debt to equity ratio	0.41	0.35

The following chart shows others Financial Liabilities, current and non current, and Trade and other current payables as of December 31, 2011 and 2010:

December 2011	Total
	Current ThU.S.$	Non Current ThU.S.$	Total
UF	19,425	615,245	634,670
U.S. Dollars	39,182	1,946,062	1,985,244
Bonds obligations, Total	58,607	2,561,307
U.S. Dollars	173,949	400,371	574,320
Others currencies	11,869	7,152	19,021
Loans with banks, Total	185,818	407,523
Financial Leasing, Total	46	—	46
Swaps y Forward, Total	4,521	185	4,706

Other Financial Liabilities Current and Non Current, Total	248,992	2,969,015	3,218,007
Trades and Other Payables, Total	397,073	—	397,073

Financial Liabilities, Total	646,065	2,969,015	3,615,080

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

December, 2010	Total
	Current ThU.S.$	Non Current ThU.S.$	Total
UF	5,659	671,703	677,362
U.S. Dollars	431,321	1,942,937	2,374,258
Bonds obligations, Total	436,980	2,614,640
U.S. Dollars	90,335	284,974	375,309
Others currencies	12,481	9,766	22,247
Loans with banks, Total	102,816	294,740
Financial Leasing, Total	344	49	393
Swaps and Forward, Total	14,533	—	14,533

Other Financial Liabilities Current and Non Current, Total	554,673	2,909,429	3,464,102

Trades and Other Payables, Total	362,182	—	362,182

Financial Liabilities, Total	916,855	2,909,429	3,826,284

Fair Value Financial Assets with Changes in Income and Loss (Trading)

Fair value financial assets with changes in income and loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, with changes in value recognized in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details Arauco’s financial assets at fair value with changes in income and loss:

	December 2011 ThU.S.$	December 2010 ThU.S.$	Period Variation

Fair value with changes in income and loss (negotiation)	155,751	270,720	-42%
Interest Rate Swap	—	2,909	-100%
Mutual Funds	155,751	267,811	-42%

Swaps: The financial assets classified in this category are not considered hedging instruments. These instruments comply with the management strategy to cover liquidity risk for Arauco operations. At closing date Arauco had not this type of instruments recorded as assets.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under the Company’s Investment Policy. As of the date of these consolidated financial statements, the Company has decreased its position in this type of instrument by 42% as compared with December 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments. These instruments are not available for trading on non quoted market’s or otherwise. In the Consolidated Balance Sheet they are included in Cash and cash equivalent and Trades and Other Receivables.

These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, trades and other receivables current and non-current.

	December 2011	December 2010
	ThU.S.$	ThU.S.$
Loans and Receivables	907,898	1,562,277
Cash and Cash Equivalents	160,150	776,023
Cash	31,624	69,955
Fixed Term Deposits	128,526	705,694
Pacts	—	374
Receivables (Net)	747,748	786,254
Trades and Other Notes receivables	645,602	619,646
Other Debtors	102,146	166,608

Cash and Cash Equivalents: Includes cash on hand, bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The following table shows cash and cash equivalents (the balance of mutual funds is included in this note according to its valuation, as instrument to fair value through profit or loss) classified by currency of origin as of December 31, 2011 and 2010:

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$

Cash and Cash Equivalents	315,901	1,043,834
US Dollar	196,546	513,292
Euro	58,328	73,573
Other currencies	47,410	48,511
$ no adjustable	13,617	408,458

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize short-term returns of cash. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, operation activity or corporate purposes.

Other Debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades receivables are presented at net value, which means that they are presented net of bad debt estimates. This provision is determined when there is evidence that Arauco will not

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files for and commences legal bankruptcy proceedings or is in default of payments, or when Arauco has exhausted all debt collection options within a reasonable period. These include telephone calls, e-mails and debt collection letters.

Trades and account receivables, current and non-current by currencies as of December 31, 2011 and 2010 as follow:

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Trades and account receivables, current	740,416	774,289
US Dollar	500,790	528,657
Euros	25,800	31,651
Other currencies	127,871	93,075
$ no adjustable	82,754	115,338
U.F.	3,201	5,568

Trades and account receivables, non current	7,332	11,965
US Dollar	641	4,389
Other currencies	101	205
$ no adjustable	2,538	4,589
U.F.	4,052	2,782

The following table summarizes Arauco’s financial assets at closing balance:

	December 2011	December 2010
	ThU.S.$	ThU.S.$
Financial Assets	1,063,649	1,832,997
Fair Value with changes in Income	155,751	270,720
Loans and receivables	907,898	1,562,277

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As of the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds in U.S. Dollars and UF, creditors and other payables.

	Currency	December 2011	December 2010	December 2011	December 2010
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		3,610,374	3,811,751	3,816,028	3,969,134
Bonds Issued	U.S. Dollar	1,985,244	2,374,258	2,186,270	2,527,933
Bonds Issued	U.F.	634,670	677,362	653,561	694,968
Bank Loans	U.S. Dollar	574,665	375,309	561,476	364,751
Bank Loans	Other currencies	18,676	22,247	17,602	18,907
Financial Leasing	UF	46	393	46	393
Trades and Other Payables	U.S. Dollar	74,826	296,697	74,826	296,697
Trades and Other Payables	Euro	42,654	3,220	42,654	3,220
Trades and Other Payables	Other currencies	43,378	25,368	43,378	25,368
Trades and Other Payables	$ no adjustable	232,893	35,319	232,893	35,319
Trades and Other Payables	UF	3,322	1,578	3,322	1,578

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The disclosure of these liabilities at amortized cost in the Consolidated Balance Sheet as of December 31, 2011 and 2010 is as follows:

		December 2011
	Current	Non Current
	ThU.S.$	ThU.S.$	Total
Loans that accrue interest	244,471	2,968,830	3,213,301
Trades and Other Payables	397,073	—	397,073
Total Financial Liabilities	641,544	2,968,830	3,610,374

		December 2010
	Current	Non Current
	ThU.S.$	ThU.S.$	Total
Loans that accrue interest	540,140	2,909,429	3,449,569
Trades and Other Payables	362,182	—	362,182
Total Financial Liabilities	902,322	2,909,429	3,811,751

Fair Value Financial Liabilities with Changes in Income and Loss

As of the closing date of the balance sheet, Arauco held a swap exchange rate as a financial liability at fair value with changes in income and loss. This liability incurred a net decrease of 53%, due to a rate decrease experienced by the economy in the last period. The decline of 100% in forward exchange rate compared to December 2010, is caused by the expiration of these to date of closing of these staments. Together these two instruments generated a percentage decline of 75% as of December 2011, in financial liabilities at fair value through changes in outcome compared to December 2010.

	Fair value
	December 2011	December 2010	Period
	ThU.S.$	ThU.S.$	Variation
Fair value Financial Liabilities with changes in income and loss	3,612	14,533	-75%
Swap	3,612	7,642	-53%
Forward	—	6,891	-100%

A summary of Arauco’s financial liabilities at closing balance date is as follows:

Financial Liabilities	December 2011	December 2010
Total Financial Liabilities	3,615,080	3,826,284
Financial Liabilities at fair value with changes in income (negotiation)	3,612	14,533
Hedging Liabilities	1,094	—
Financial Liabilities Measured at Amortized Cost	3,610,374	3,811,751

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Effect on Other Comprehensive Income

The following table details reconciliation of balances swap cash flow hedges presented in Comprehensive Income Statement:

	December 2011	December 2010
	ThU.S.$	ThU.S.$
Opening balance	(14,079)	(4,820)
Fair value variation	(54,500)	35,409
Covered bond exchange difference	41,293	(47,714)
Higher financial expense to incomes	7,443	6,347
Swaps liquidations	(7,003)	(5,197)
Tax	932	1,896
Closing balance	(25,914)	(14,079)

Effect on Income

The following table details net income items and expenses recognized in income on financial instruments:

		Net Gain (loss)		Impairment
		12-31-2011	12-31-2010	12-31-2011	12-31-2010
	Financial Instrument	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
At fair value with changes in income	Swap	4,038	3,054
	Forward	888	(10,529)
	Mutual Funds	1,389	2,661
	Total	6,315	(4,814)	—	—

Loans and Receivables	Fix terms deposits	18,343	7,826
	Repurchased agreements	359	49
	Trades and Other receivables	0	0	(3,483)	(1,515)
	Total	18,702	7,875	(3,483)	(1,515)

Hedges Instruments	Cash flow swap	(7,003)	(5,197)
	Total	(7,003)	(5,197)
Liabilities
At amortized cost	Bank loans	(8,847)	(11,294)
	Bond issued obligations	(164,420)	(164,854)
	Total	(173,267)	(176,148)	—	—

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Consolidated Balance Sheet dated December 31, 2011, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level I: Values or quoted prices in active markets for identical assets and liabilities.

•

Level II: Information (“Inputs”) from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

•	Level III: Inputs for assets or liabilities that are not based on observable market data.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

	Fair Value December 2011 ThU.S.$	Metodologia Fair Value
		Level I	Level II	Level II
Fianancial Assets at fair value
Swap (assets)	—	—	—	—
Forward	—	—	—	—
Mutual Fonds	155,751	155,751	—	—
Fianancial Liabilities at fair value
Swap (liabilities)	3,612	—	3,612	—
Forward (liabilities)	—	—	—	—

Hedging Instruments

Hedging instruments registered as of December 31, 2011 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded rate swaps resulting at fair value for a total of ThU.S.$ 185 which is presented in the Consolidated Balance Sheet in Other financial liabilities, non-current and forward of ThU.S.$909, which is presented in the Consolidated Balance Sheet in Other financial liabilities, current. Their effects in the present period are presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk, mainly resulting from having assets in U.S. Dollars and liabilities in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market with an annual 2.25% coupon and semi-annual interest payments (in March and September). This bond is amortized at the end of the period, with a prepayment option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at a 2.25% annual rate, and pays semi-annual interest (in March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.99%. The market value amounts to ThU.S.$ 4,551 as of December 31, 2011. The maturity date of this Swap is March 1, 2014.

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

pays semi-annual interest (in March and September) based on a notional amount of U.S.$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.94%. The market value amounts to ThU.S.$ 5,057 as of December 31, 2011. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments that are subject of such hedging.

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed an F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.86%. The market value amounts to ThU.S.$ 2,606 as of December 31, 2011. This contract expires on October 30, 2014.

Contract 2: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$ 2,933 as of December 31, 2011. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.8%. The markets value amounts to ThU.S.$ 3,131 as of December 31, 2011. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$ 3,545 as of December 31, 2011. This contract expires on October 30, 2014.

Contract 5: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.62%. The markets value amounts to ThU.S.$ 2,827 as of December 31, 2011. This contract expires on October 30, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Contract 6: With this contract Arauco receives semi-annual interest payments (In April and October) based on a notional amount of UF 1,000,000 at a rate of 3.96% annually, and pays semi-annual interest (In april and October) based on a notional amount of U.S.$ 43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 5.29%. The market value amounts to ThU.S.$ -1,641 to December 31, 2011. This contract expires on October 30, 2021.

Contract 7: With this contract Arauco receives semi-annual interest payments (In April and October) based on a notional amount of UF 1,000,000 at a rate of 4.21% annually, and pays semi-annual interest (In april and October) based on a notional amount of U.S.$ 43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 5.23%. The market value amounts to ThU.S.$ -1,412 to December 31, 2011. This contract expires on October 30, 2021.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Swaps J Series Bond

Hedging Objective

Arauco placed a J series bond in September 2010 for an amount of 5,000,000 UF at an annual rate of 3.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made five cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The market value amounts to ThU.S.$ -4,370 as of December 31, 2011. This contract expires on September 1, 2020.

Contract 2: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The markets value amounts to ThU.S.$ -4,370 as of December 31, 2011. This contract expires on September 1, 2020.

Contract 3: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.25%. The markets value amounts to ThU.S.$ -4,548 as of December 31, 2011. This contract expires on September 1, 2020.

Contract 4: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.17%. The markets value amounts to ThU.S.$ -4,273 as of December 31, 2011. This contract expires on September 1, 2020.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Contract 5: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.09%. The markets value amounts to ThU.S.$ -3,977 as of December 31, 2011. This contract expires on September 1, 2020.

Hedging Swaps E Series Bond

Hedging Objective

In November 2008 Arauco placed a series E bond for a total UF 1,000,000, with a coupon of 4.00%, payable semi-annually. To mitigate the risk of exchange rate Arauco performed a cross-currency swap contract, which fully covered the amount of the bond issued:

Contract 1: Arauco receives semi-annual interests (In April and October) based on a notional amount of UF 1,000,000 at a rate of 4.21% annually, and pays semiannual interests (In April and October) based on a notional amount of U.S.$43.28 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 3.36%. The market value amounts to ThU.S.$ -245 as of 31 December 2011. This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Strategy

Given that Arauco holds a high percentage of assets in U.S. Dollars, the Company needs to reduce its exchange rate risk as it has obligations in adjustable-rate Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from adjustable-rate Pesos obligations generated by the above mentioned bonds, with U.S. Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Guaranteeing business continuity and normal operations in the long term;

b)	Providing all financing needs for new investments to achieve sustainable growth over time;

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value, as well as providing an adequate return to shareholders.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial covenants of the Company are as follows:

Instrument	Amount at 12/31/2011 (ThU.S.$)	Amount at 12/31/2010 (ThU.S.$)	Interest Coverage >= 2.0x	Debt Level(1) <= 1.2x	Debt Level(2) <= 0.75x
Local Bonds	634,670	677,362	N/A	✓	N/A
Forestal Río Grande S.A. Loan	69,440	104,144	✓(3)	N/A	✓(3)
Bilateral Bank Loan	216,426	240,260	✓	✓	N/A
Other Loans	307,475	53,152	No Financial Covenants Required
Foreign Bonds	1,985,244	2,374,258	No Financial Covenants Required

N/A: Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)
(2)	Debt Level (financial debt divided by: total assets)
(3)	Financial covenants on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

As of December 31, 2011 and 2010, Arauco has complied with all financial covenants.

Debt instruments ratings as of December 31, 2011 are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA	—	AA
Foreign bonds	BBB	BBB+	Baa2	—

Financial obligations other than bonds do not have ratings.

Capital requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt contracts. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

Capital (in Thousands of U.S. Dollars) as of December 31, 2011 and 2010, are as follow:

In ThU.S.$	12-31-2011	12-31-2010
Equity	7,030,150	6,840,575
Bank Loans	593,341	397,556
Financial Leases	46	393
Bonds	2,619,914	3,051,620

Capital	10,243,451	10,290,144

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure compliance with either bank loans or bond payments, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparties, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fixed term deposits, agreements and mutual funds.

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales. These are intended to cover export sales from the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings from January 13, 2011). Arauco do Brasil (Brazil) local sales credits are insured with Euler Hermes Insurance Company. These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$ 86.91 million in December 2011. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

During the year 2011, Arauco’s consolidated sales amounted to ThU.S.$ 4,374,495 that according to the agreed term of sales, 64.26 % correspond to credit sales, 26.81% to sales with letters of credit, and 8.93 % to other classes of sales.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2011, Arauco’s Sales Debtors amounted to ThU.S.$ 639,761 that according to the agreed term of sales, 61.82% corresponded to credit sales, 32.14% to sales with letters of credit and 6.03% to other classes of sales, distributed among 2,016 clients. The client with the highest open account debt did not exceed 2.27% of total receivables at that date.

The receivables covered by the different insurance and guarantee policies reaches 98.19%, therefore, Arauco’s exposure portfolio is 1.81%.

Secured debt analysis Open Account	ThU.S.$	%
Total trade receivable O pen Account	395,152	100.00%
debt secured(*)	388,014	98.19%
debt unsecured	7,138	18.10%

(*)	Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

	December 2011 Th.U.S.$	December 2010 Th.U.S.$
Current Receivables

Trades and Notes Receivable	639,182	609,189
Financial lease debtors	3,261	4,317
Other Debtors	97,973	160,783
Net subtotal	740,416	774,289

Trades and Notes Receivable	658,925	622,773
Financial lease debtors	3,356	4,317
Other Debtors	102,521	168,532
Gross subtotal	764,802	795,622

Estimated Trades and Uncollectable Notes - Bad Debt	19,743	13,584
Estimated Financial leases	95	—
Estimated Miscellaneous - Bad debt	4,548	7,749
Subtotal Bad Debt	24,386	21,333

Non Current Receivables

Trades and Notes Receivable	579	541
Financial lease debtors	2,580	5,599
Other Debtors	4,173	5,825
Net Subtotal	7,332	11,965

Trades and Notes Receivable	579	541
Financial lease debtors	2,580	5,599
Other Debtors	4,173	5,825
Gross subtotal	7,332	11,965

Estimated Trades and Uncollectable Notes - Bad Debt	—	—
Estimated Financial leases	—	—
Estimated Miscellaneous - Bad debt	—	—
Subtotal Bad Debt	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the movement of the allowance for doubtful accounts at December 31, 2011 and 2010.

	12-31-2011	12-31-2010
	ThU.S.$	ThU.S.$
Opening balance	21,333	19,818
Increase	6,352	2,890
Increase (decrease) by foreign exchange	38	0
Reverse provision	(2,907)	(1,375)
Closing balance	24,816	21,333

The folowing table shows the risk rating of mutual funds outstanding at December 31, 2011 and 2010:

	2011	2010
	ThU.S.$	ThU.S.$
AAAfm	155,246	261,416
AAfm	505	28
	155,751	261,444

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly from Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies of country and world risk rankings, and of their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have accumulated past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Of the total accounts receivable as of December 31, 2011, 87.67% is current, 7.94% is between 1 and 15 days past due, 1.59% is between 16 and 30 days past due, 0.16% is between 31 and 60 days past due, 0.46% is between 61 and 90 days past due, 0.77 % is between 91 and 180 days past due, being the maximum distribution of credit for Arauco.

The following table shows the percentages in Sales debtors net, as of December 31, 2011 and 2010:

	Accounts receivables 2011

Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 180	Total
ThU.S.$	560,879	50,827	10,169	994	2,921	4,943	9,028	639,761
%	87.67	7.94	1.59	0.16	0.46	0.77	1.41	100%

	Accounts receivables 2010

Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 90	Total
ThU.S.$	538,731	46,766	11,058	1,412	3,528	1,500	6,194	609,189
%	88.43%	7.68%	1.82%	0.23%	0.58%	0.25%	1.02%	100%

Arauco has recognized impairment over the last five years in the amount of U.S.$14.87 million which represents 0.08% of total sales during this period. As of December 31, 2011, 3.0% (2.2% as of December 31, 2010) of the total trade receivables is recognized as a provision for doubtful accounts.

As of December 31, 2011 accounts receivable past due amounts to ThU.S.$78,882 (ThU.S.$70,458 as of December 31, 2010), of which ThU.S.$19,743 are impaired (ThU.S.$13,584 as of December 31, 2010).

Sales debtor impairment as a

percentage of total sales

	2011	2010	2009	2008	2007	Last 5 years
Sales Debtors Impairment	0.15%	0.01%	0.03%	0.16%	0.03%	0.08%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during the first three quarters of 2011 amounts to ThU.S.$ 254.47, which represents 17.85% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates.

In December 2009, Arauco Group updated its Corporate Credit Policy.

Regarding the risk of fix term deposits, agreements and mutual funds, Arauco has a placement policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Currently there is an Uncollectable Debtors Provision Policy under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy that which identifies and limits financial instruments and companies in which Arauco and its subsidiaries are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

With regard to intermediaries (such as banks, brokers dealers and mutual funds), a methodology is used with the objective of determining the relative risk level of each bank or entity’s financial position and debt and asset security using a point system that gives each subject entity a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official Financial statements provided by the banks under evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by risk classification companies authorized by the controlling entity, which in this case include Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department constantly monitors the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, presented without discounting and grouped according to their maturity dates:

December 31, 2011 (1):

				Maturity							Total
Tax ID	Name	Currency	Name- country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 Months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortizatión	Effective Rate %	Nominal Rate
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	127	—	—	207	—	—	—	127	207	Monthly	TJLP + 1,2%	TJLP + 1,2%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	143	—	—	139	—	—	—	143	139	Monthly	TJLP + 1,2%	TJLP + 1,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	24,426	24,000	98,501	72,795	—	—	48,426	171,296	(l) semmianual; (k) semmianually from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
—	Industrias Forestales S.A.	U.S. Dollar	Banco BBVA - Argentina	—	—	10,016	—		—	—	10,016	0	Maturity	0.95%	0.95%
—	Arauco do Brasil S.A.	Real	Banco HSBC- Brasil	53	—	—	—	157	—	—	53	157	Maturity	5.50%	5.50%
—	Arauco do Brasil S.A.	Real	Banco Bradesco	173	—	—	—	484	—	—	173	484	Maturity	5.50%	5.50%
—	Arauco do Brasil S.A.	Real	Banco do Brasil - Brasil	4,419	—	—	—	—	—	—	4,419	—	Maturity	6.75%	6.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	70	—	—	733	1,218	2,765	714	70	5,430	Monthly	TJLP + 3,80%	TJLP + 3,80%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	189	—	—	94	—	—	—	189	94	Maturity	TJLP + 1,10%	TJLP + 1,10%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	3,124	—	—	—	—	—	—	3,124	—	Monthly	11.25%	11.25%
	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	—	25	20	—	242	—	—	45	242	Monthly	8.70%	8.70%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	26	82	282	80	6	470	Maturity	3.30%	3.30%
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	67	—	—	—	174	—	—	67	174	Monthly	4.50%	4.50%
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	37	—	—	—	119	—	—	37	119	Maturity	5.50%	5.50%
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	280	—	—	—	966	—	—	280	966	Maturity	8.70%	8.70%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	281	—	—	—	771	—	—	281	771	Maturity	4.50%	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Santander-Brasil	2,789	—	—	—	—	—	—	2,789	—	Maturity	6.75%	6.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Estado-Chile	50,086	—	—	—	—	—	—	50,086	—	Maturity	0.93%	0.93%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	20,025	—	—	—	—	—	—	20,025	—	Maturity	0.37%	0.37%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	212	204,272	—	—	—	212	204,272	Maturity	1.59%	1.59%
—	Industrias Forestales S.A.	U.S. Dollar	Banco Galicia- Argentina	—	5,013	—	—	—	—	—	5,013	—	Maturity	1.10%	1.10%
	Industrias Forestales S.A.	U.S. Dollar	Citibank-Argentina	—	—	5,010	—	—	—	—	5,010	—	Maturity	1.00%	1.00%
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	72	—	—	—	—	264	—	72	264	Monthly	0%	0%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,442	—	25,713	34,478	—	—	—	35,155	34,478	Quarterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%

			Total	91,383	29,464	64,971	338,450	77,008	3,311	794	185,818	419,563

				Maturity							Total
Tax ID	Name	Currency	Name- country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 Months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortizatión	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,370	29,664	—	—	—	14,370	29,664	(l) semmianual; (k) maturity	4.02%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,107	25,283	25,283	25,283	359,903	2,107	435,752	(l) semmianual; (k) maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	—	640	—	88,171	—	—	—	640	88,171	(l) semmianual; (k) maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,308	—	19,381	19,381	19,381	233,876	2,308	292,019	(l) semmianual; (k) maturity	3.23%	3.22%
—	Alto Paraná S.A.	Dólares	Bono 144 A - Argentina	—	—	1,004	34,425	34,425	275,789	—	1,004	344,639	(l) semmianual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 2019	15,205	—	—	72,500	72,500	72,500	530,405	15,205	747,905	(l) semmianual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 2a Emisión	—	2,734	—	18,750	18,750	133,987	—	2,734	171,487	(l) semmianual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 5a Emisión	7,303	—	—	314,631	—	—	—	7,303	314,631	(l) semmianual; (k) maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 6a Emisión	—	—	4,047	41,625	378,412	—	—	4,047	420,037	(l) semmianual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee 2021	—	8,889	—	40,000	40,000	40,000	442,850	8,889	562,850	(l) semmianual; (k) maturity	5.02%	5.00%

			Total	22,508	14,571	21,528	684,430	588,751	566,940	1,567,034	58,607	3,407,155

				Maturity							Total
Tax ID	Name	Currency	Name- country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 Months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortizatión	Effective Rate %	Nominal Rate
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander Chile - 97.036.000-K	6	12	28	—	—	—	—	46	—	Monthly	4.50%	4.50%

			Total	6	12	28	0	0	0	0	46	0

(!)	Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2010 (1):

				Maturity							Total
Tax ID	Name	Currency	Name-country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 Months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortizatión	Effective Rate %	Nominal Rate
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	144	—	—		369	—	—	144	369	Monthly	TJLP + 1,2%	TJLP + 1,2%
	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	161	—	—	345	—	—	—	161	345	Monthly	TJLP + 1,2%	TJLP + 1,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	—	260	24,000	98,361	97,102	24,156	—	24,260	219,619	(l) semmianual; (k) semmianually from 2011	Libor 6 months + 0,2%	Libor 6 monthss + 0,2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bunco BBVA	30,001	—	—	—	—	—	—	30,001	—	Maturity	0.26%	0.26%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	American Express	495	—	—	—			—	495	—	Maturity	0.00%	0.00%
—	Arauco do Brasil S.A.	Real	Banco do Brasil - Brasil	—	8,905	—	—		—	—	8,905	—	Maturity	6.75%	6.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	82	—	—	—	695	2,612	2,097	82	5,404	Monthly	TJLP + 3,80%	TJLP + 3,80%
	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	213	—	—	380	—	—	—	213	380	Maturity	11.25%	11.25%
	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	137	—	2,501	4,158		—	—	2,638	4,158	Monthly	TJLP + 3,80%	TJLP + 3,80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	—	65	239	223	6	527	Maturity	11.25%	11.25%
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	71	—	—	—	271	—	—	71	271	Monthly	143% do CDI	143% do CDI
	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	186	—	—	—	647	—	—	186	647	Maturity	4.50%	4.50%
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	81	—	—	—	—	358	—	81	358	Monthly	0%	0%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,860	—	25,713	69,094	—	—	—	35,573	69,094	Quarterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%

			Total	41,437	9,165	52,214	172,338	99,149	27,365	2,320	102,816	301,172

				Maturity							Total
Tax ID	Name	Currency	Name-country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 Months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortizatión	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	303	32,731	15,459	—	—	303	48,190	(l) semmianual; (k) maturity	4.02%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,250	26,994	26,993	26,993	397,918	2,250	478,898	(l) semmianual; (k) maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	—	684	—	4,103	91,904	—	—	684	96,007	(l) semmianual; (k) maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J		2,422	—	20,692	20,692	20,692	260,037	2,422	322,113	(l) semmianual; (k) maturity	3.23%	3.22%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	1,004	—	—	34,425	34,425	292,482	—	1,004	361,332	(l) semmianual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	—	72,500	72,500	72,500	565,887	15,205	783,387	(l) semmianual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	2,734	—	18,750	18,750	142,808	—	2,734	180,308	(l) semmianual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 4a Emisión	—	8,914	386,558	—	—	—	—	395,472	—	(l) semmianual; (k) maturity	7.77%	7.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 5a Emisión	7,303	—	—	329,510	—	—	—	7,303	329,510	(l) semmianual; (k) maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	—	4,047	41,625	398,627	—	—	4,047	440,252	(l) semmianual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	5,556	—	—	40,000	40,000	40,000	462,661	5,556	582,661	(l) semmianual; (k) maturity	5.02%	5.00%

			Total	29,068	14,754	393,158	621,330	719,350	595,475	1,686,503	436,980	3,622,658

				Maturity							Total
Tax ID	Name	Currency	Name-country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 Months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortizatión	Effective Rate %	Nominal Rate
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander Chile - 97.036.000-k	27	54	250	49	—	—	—	331	49	Monthly	4.50%	4.50%
96.567.940-5	Forestal Valdivia S.A.	UF	Banco Santander Chile - 97.036.000-k	13	—	—	—	—	—	—	13	—	Monthly	4.50%	4.50%

			Total	40	54	250	49	0	0	0	344	49

(!)	Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Guarantees given

As of the date of these financial statements, Arauco holds about U.S.$15 million as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiaries can seek relief under the warranty.

As of December 31, 2011, the assets covered by an indirect guarantee amounted to U.S.$ 999 million. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises amounted to U.S.$ 52 million, which in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

On September 29, 2011, Arauco signed a Security Agreement under which awarded a joint and not several guarantee limited to 50% of the obligations Uruguayan companies (joint ventures) called Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement by the amount of U.S.$454,000,000 and the Finnevera Guaranteed Facility Agreement in the amount of U.S.$900,000,000. Both loan agreements were signed with the International Development Bank. Such guarantee is reflected in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

Direct:

Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	92	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	466	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	181	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	512	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Guarantee Letter	—	US Dollar	4,801	Banco Votorantim S.A.
Arauco Forest do Brasil S.A.	Guarantee Letter	—	US Dollar	2,747	Banco Santander S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	570	Banco Alfa S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	504	Banco Alfa S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	748	Banco Votorantim S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	284	Banco Votorantim S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	683	Banco Bradesco S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	235	Banco HSBC Bank Brasil S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	303	Banco Itaú BBA S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	1,556	Banco Itaú BBA S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	164	Banco Itaú BBA S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	789	Banco do Brasil S.A.

		Total		14,675

Indirect:

Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Celulosa Arauco S.A	Not joint and cumulative guarantee		US Dollar	677,000	Montes del Plata
Celulosa Arauco S.A	Full Guarantee	—	US Dollar	270,000	Alto Paraná (Bonds Holders 144 A)
Bosques Arauco S.A	Buy-back	—	UF	2,040	Leasing Banco Santander
Bosques Arauco S.A	Buy-back	—	UF	1,421	Leasing Banco de Chile
Forestal Valdivia S.A	Buy-back	—	UF		480 Leasing Banco Santander
Forestal Valdivia S.A	Buy-back	—	UF	895	Leasing Banco de Chile
Forestal Celco S.A	Buy-back	—	UF	13,086	Banco Santander Santiago
Forestal Celco S.A	Buy-back	—	UF	34,037	Banco de Chile
		Total		998,959

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by losses from fluctuations in exchange rate in currencies in which assets and liabilities are denominated, in a functional currency different than the one defined by Arauco.

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Euro, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Income.

Sensitivity analysis considers a variation of + / - 10% of the exchange rate as of December 31, 2011 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of + / - 10% in relation to the Chilean Peso would mean an EBITDA an annual variation of + / - 0.01% (equivalent to ThU.S.$102.31), on the income after tax and + / - 1.06% (equivalent to ThU.S.$3,711.27) and 0.04% on equity (equivalent to ThU.S.$3,043.08).

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

	December	December
	2011	2010
Bonds Issued in UF (E Series) (*)	0	1,000,000
Bonds Issued in UF (F Series) (*)	0	2,000,000

(*)	Arauco placed an E series bond in November 2008 for an amount of 1,000,000 UF at an annual rate of 4.00% payable semi-annually.

Additionally, a sensitivity analysis is carried out assuming a variation of + / - 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions at the balance sheet date. With all the other variables constant, a variation of + / - 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax + / - 0.11% (equivalent to ThU.S.$670) and a change on the heritage of + / - 0.01% (equivalent to ThU.S.$670).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2011, 13% of the Company’s bonds and bank loans bear interest at variable rates. A change of + / - 10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of + / - 0.32% (equivalent to ThU.S.$1,103.77) and + / - 0.01% (equivalent to ThU.S.$954.86) on equity.

	12-31-2011
	ThU.S.$
Fixed rate	2,794,688	87.0%
Bonds issued	2,619,914
Loans with Banks (*)	174,728
Financial leasing	46
Variable rate	418,613	13.0%
Bonds issued	—
Loans with Banks	418,613
Total	3,213,301	100.0%

	12-31-2010
	ThU.S.$
Fixed rate	3,197,239	92.7%
Bonds issued	3,051,620
Loans with Banks (*)	145,226
Financial leasing	393
Variable rate	252,330	7.3%
Bonds issued	252,330
Total	3,449,569	100.0%

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales and directly affect the net income for the period.

As of December 31, 2011, operational income due to pulp sales accounted for 47.2% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of + /-10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + /-10% in the average pulp price would mean an EBITDA annual variation of + /-17.10% (equivalent to U.S.$103.92 million), on the income after tax and + /-11.19% (equivalent to U.S.$54.50 million) and + /-1.97% (equivalent to U.S.$143.98 million) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties, which it sells to its other business areas.

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 8 industrial plants, 3 in Chile, 2 in Argentina and 3 in Brazil, the Company has a total annual production capacity of 3.2 million cubic meters of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

The Sawn Timber business unit produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation, 8 in Chile and 1 in Argentina, the Company has a production capacity of 2.8 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.6 million hectares, of which 980 thousand hectares are used for plantations, 405 thousand hectares for native forests, 153 thousand hectares for other uses and 59 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and in lesser degree of eucalyptus. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco owns a forestry asset of 133 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment in associates and accounted for the equity method (see Note 15 and 16).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Summary financial information of assets, liabilities, income and results at the end of the year:

Year ended December 31, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	2,161,214	734,889	164,079	1,289,737	24,576		4,374,495		4,374,495
Ordinary activity income among segments	37,789	127	938,335	19,629	30,821		1,026,701	(1,026,701)	0

Financial income						24,589	24,589		24,589
Financial costs						(196,356)	(196,356)		(196,356)
Financial costs, net						(171,767)	(171,767)		(171,767)

Depreciation and amortizations	138,151	19,667	11,255	54,999	3,973	2,692	230,737		230,737
Sum of significant income accounts	160,075	110	230,324	3,446	—	—	393,955		393,955
Sum of significant expense accounts	16,791	11,701	16,503	12,123	0		57,118		57,118

Income (loss) of each specific segment	819,640	70,188	80,142	123,290	5,785	(478,259)	620,786		620,786

Company equity in profit and loss of associates and joint ventures through equity method

Associates						(1,012)	(1,012)		(1,012)
Joint ventures	740		(14,766)			3,141	(10,885)		(10,885)

Income tax expense						(152,499)	(152,499)		(152,499)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	251,607	78,270	171,913	232,613	1,786	956	737,145		737,145
Acquisition and contribution of investments in associates and joint venture	162,256	0	256,167	0	0	8,306	426,729		426,729

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,909,154	671,398	96,523	688,730	720		3,366,525		3,366,525
Ordinary income - foreign (Foreign companies)	252,060	63,491	67,556	601,007	23,856		1,007,970		1,007,970
Total Ordinary Income	2,161,214	734,889	164,079	1,289,737	24,576		4,374,495		4,374,495

Year ended December 31, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	4,106,367	573,776	5,429,476	1,584,328	46,379	730,771	12,471,084	(13,362)	12,457,722

Investments accounted through equity method
Associates			218,972			120,325	339,297		339,297
Joint Ventures	194,551		329,357			23,501	547,409		547,409
Segment liabilities	69,426	54,004	134,171	263,375	14,119	4,804,930	5,427,572		5,427,572

Chile	2,706,137	285,880	3,475,637	386,112	22	185,270	7,039,058	1,367	7,040,425
Foreign	669,833	23,443	1,449,220	667,069	33,435	111,637	2,954,637		2,954,637
Non-current assets, Total	3,375,970	309,323	4,924,857	1,053,181	33,457	296,907	9,993,695	1,367	9,995,062

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	1,866,517	620,816	156,217	1,102,360	21,474	0	3,767,384	0	3,767,384
Ordinary activity income among segments	29,340	44,753	663,524	16,592	23,741	0	777,950	(777,950)	0

Financial income	0	0	0	0	0	15,761	15,761	0	15,761
Financial costs	0	0	0	0	0	(207,519)	(207,519)	0	(207,519)
Financial costs, net	0	0	0	0	0	(191,758)	(191,758)	0	(191,758)

Depreciation and amortizations	145,254	18,833	10,211	52,764	3,891	2,702	233,655	0	233,655
Sum of significant income accounts	116,666	2,672	221,501	5,838	0	0	346,677	0	346,677
Sum of significant expense accounts	3,829	7,058	11,392	2,979	296	0	25,554	0	25,554

Income (loss) of each specific segment	891,802	64,774	94,639	172,920	3,037	(526,423)	700,749	0	700,749

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	1,906	1,906	0	1,906
Joint ventures	(1,117)	0	(6,988)	0	0	(1,494)	(9,599)	0	(9,599)

Income tax expense	0	0	0	0	0	(198,018)	(198,018)	0	(198,018)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biological assets	312,258	55,224	192,199	72,281	1,358	466	633,786	0	633,786
Acquisition and contribution of investments in associates and joint venture	9,650	0	29,909	6,977	0	8,000	54,536	0	54,536

Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,599,750	561,495	100,342	577,166	1,525	0	2,840,278	0	2,840,278
Ordinary income - foreign (Foreign companies)	266,767	59,321	55,875	525,194	19,949	0	927,106	0	927,106
Total Ordinary Income	1,866,517	620,816	156,217	1,102,360	21,474	0	3,767,384	0	3,767,384

Year ending December 31, 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,840,362	546,386	5,237,801	1,438,486	50,120	1,412,275	12,525,430	(19,098)	12,506,332

Investments accounted through equity method
Associates	0	0	0	0	0	114,155	114,155	0	114,155
Joint Ventures	33,588	0	328,622	0	0	21,839	384,049	0	384,049
Segment liabilities	153,270	54,132	112,374	256,864	13,469	5,075,648	5,665,757	0	5,665,757

Chile	2,594,804	234,382	3,425,316	295,677	1,978	225,815	6,777,972	2,486	6,780,458
Foreign	531,107	31,550	1,242,324	644,501	35,367	88,909	2,573,758	0	2,573,758
Non-current assets, Total	3,125,911	265,932	4,667,640	940,178	37,345	314,724	9,351,730	2,486	9,354,216

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31-2011	12-31-2010
Current non-financial assets	T.hU.S.$	T.hU.S.$
Current roads to amortize	66,667	64,691
Prepayment to amortize (insurance and others minor)	22,059	13,178
Recoverable taxes (Relating to purchases)	111,782	85,736
Other current non financial assets	6,688	13,535
Total	207,196	177,140

	12-31-2011	12-31-2010
Non current non-financial assets	T.hU.S.$	T.hU.S.$
Non Current roads to amortize	76,678	41,303
Guarantee values	3,208	4,619
Recoverable taxes (Relating to purchases)	12,573	0
Other non current non financial assets	7,442	6,430
Total	99,901	52,352

	12-31-2011	12-31-2010
Current non financial liabilities	T.hU.S.$	T.hU.S.$
Provision of mínimum dividend (1)	161,707	182,828
ICMS tax payable	18,615	8,697
Other tax payable	31,488	9,034
Other Current non financial liablilities	7,382	10,397
Total	219,192	210,956

(1)	Provision includes a minimum dividend of subsidiary minority.

	12-31-2011	12-31-2010
Non current non financial liabilities	T.hU.S.$	T.hU.S.$
ICMS tax payable	120,235	132,246
Other non current non financial liablilities	4,354	1,959
Total	124,589	134,205

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend payment is determined based on the effective realized income, net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum required and additional dividend, the following unrealized results are excluded from the results of the exercise:

1)	Those relating to the fair value recorded for forestry assets covered by IAS 41, restoring them to the net income at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

2)	Those generated through the acquisition of entities. These results will be restored to the net income at the time of their realization. For this purpose, the results are realized when acquired entities generate an income after their acquisition or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of distributable net income as of December 31, 2011 and 2010 corresponding to 40% of the distributable net income for each period:

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12/31/2011	612,553
Adjustments
Biological Assets
Unrealized	(229,889)
Realized	253,019
Deferred income taxes	(11,770)
Total adjustments	11,360
Distributable Net Income at 12/31/2011	623,913

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12/31/2010	694,750
Adjustments
Biological Assets
Unrealized	(221,502)
Realized	200,320
Deferred income taxes	(1,744)
Biological Assets (net)	(22,926)
Negative Goodwill	(1,113)
Total adjustments	(24,039)
Distributable Net Income at 12/31/2010	670,711

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, with around 40% of net income to be distributed for each tax year, but will also consider the alternative of distributing a provisional dividend at year end.

Other non-current financial liabilities included in the Consolidated Balance Sheet dated December 31, 2011 shows ThU.S.$ 219,192 and ThU.S.$ 161,568 correspond to the provision of minimum dividend for the year 2011, discounting the interim dividend of ThU.S. 87,997 paid as of December 13, 2011.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Earnings per share

The earnings per share are calculated by dividing the income attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no dilutive shares.

Gains (losses) per Shares	2011 ThU.S.$	2010 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	612,553	694,750
Weighted average of number of shares, basic	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	5.41	6.14

NOTE 27. EVENTS AFTER REPORTING PERIOD

1)	On January 4, 2012, Celulosa Arauco y Constitución S.A. has set the price and conditions of the bonds that will be issued in the United States of America on January 11, 2012, in the principal amount of US$ 500,000,000. The term of the bonds is 10 years. The interest rate is 4.75% per annum. The principal will be repaid on the date of maturity of the bonds, which is January 11, 2022, while interest will be payable on a semi-annual basis.

The funds resulting from this issuance will be used to refinance the Company’s indebtedness and for other corporate purposes.

2)	On December 31, 2011, a number of forest fires have erupted in the region of Bío Bío. As a result of the high temperatures and strong winds, the forest fires have spread considerably, affecting Arauco’s forestry affiliates’ plantations and, as of early this morning, the Nueva Aldea Industrial Forestry Complex located in the Commune of Ranquil (the “Nueva Aldea Complex”).

As of today, the blaze has affected about four thousand hectares of Arauco’s forest plantations.

On the other hand, and as mentioned above, the forest fires reached the Nueva Aldea Complex, materially affecting the panel mill, which has an annual production capacity of 450,000 cubic meters.

The fire has not affected other Nueva Aldea Complex facilities, which include, in addition to the panel mill, a pulp mill, a logging mill, a saw mill and biomass-based power plants. All possible preventive measures have been taken to prevent the fire from reaching these industrial units, which is why the fire has only affected the panel mill.

As a preventive measure, Arauco has shutdown all industrial facilities of the Nueva Aldea Complex, safeguarding the safety and protection of its workers from the very beginning. Until now, no casualties have been reported.

Arauco is currently assessing the damages related to these forest fires and is not yet able to quantify the effect that this event will have on the Company’s results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

December 31, 2011

Amounts in thousands of U.S. dollars, except as indicated

Finally, it should be noted that the plantation forests as well as the industrial assets are covered by insurance policies.

3) The authorization of the issuance and publication of these Consolidated Financial Statements for the year ended on December 31, 2011 was approved on the Company’s Number 463 Extraordinary Board of Directors Meeting held on March 5, 2012.

After December 31, 2011 and until date of issuance of these financial statements , there have been no other event of financial or other nature to inform.